UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2019

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET
LONDON, SW1E 5LB
UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Time	IMMEDIATE
Date	19 February 2019
Number	05/19

BHP RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2018

Safety and sustainability: We will continue our work to improve safety at our operations

•	Tragically we had a fatality at Saraji in December 2018, despite improvements in our safety performance indicators.

Maximise cash flow: Solid free cash flow generation and margin above 50%

•	Attributable profit of US$3.8 billion and Underlying attributable profit(i) of US$3.7 billion down 8% from the prior period.

•	Underlying EBITDA(i) of US$10.5 billion at a margin(i) of 52% from continuing operations.

•	Net operating cash flow of US$6.7 billion and free cash flow(i) of US$3.6 billion from continuing operations with volumes and commodity prices broadly in line with the prior period.

•

Productivity(i) guidance is now expected to be broadly flat for the 2019 financial year largely reflecting the unplanned production outages at Olympic Dam, Western Australia Iron Ore, Spence and Nickel West.

Capital discipline: Net debt reduced to US$9.9 billion and to remain at the lower end of the target range

•

Net debt(i) of US$9.9 billion, reduced by US$1.0 billion from 30 June 2018 (reduced by US$5.5 billion from 31 December 2017), which includes US$7.0 billion(ii) of proceeds received from the Onshore US sale, partially offset by the completion of a US$5.2 billion off-market BHP Group Limited share buy-back.

•

Capital and exploration expenditure(i) of US$3.5 billion. Guidance unchanged at below US$8 billion per annum for the 2019 and 2020 financial years. This includes investments in the high returning West Barracouta (Bass Strait) and Atlantis Phase 3 (US Gulf of Mexico) projects approved in December 2018 and February 2019, respectively.

•

In exploration, we encountered oil at Trion (Mexico), hydrocarbons at Bongo-2 (Trinidad and Tobago) and had early success at our copper exploration program in the Stuart Shelf (South Australia). We also added new optionality with interests acquired in the Orphan Basin (offshore Eastern Canada) and SolGold (Cascabel copper project in Ecuador).

Value and returns: Onshore US sale completed with US$10.4 billion net proceeds returned to shareholders

•

The Onshore US sales process was completed on 31 October 2018, with the net proceeds of US$10.4 billion returned to shareholders through a combination of an off-market buy-back in December 2018 and a special dividend (US$1.02 per share) in January 2019.

•

The Board has determined to pay an interim dividend of 55 US cents per share which includes an additional amount of 18 US cents per share (equivalent to US$0.9 billion) above the 50% minimum payout policy. This brings the total announced returns to shareholders over the last six months to US$13.2 billion.

•	Underlying return on capital employed(i), excluding Onshore US assets, of 15% (after tax).

Half year ended 31 December	2018 US$M	2017 US$M	Change %
Total operations
Attributable profit	3,764	2,015	87%
Basic earnings per share (cents)	71.0	37.9	87%
Interim dividend per share (cents)	55.0	55.0	0%
Net operating cash flow	7,274	7,343	(1%)
Capital and exploration expenditure	3,501	2,877	22%
Net debt	9,890	15,411	(36%)
Underlying attributable profit	3,732	4,053	(8%)
Underlying basic earnings per share (cents)(i)	70.4	76.1	(8%)

Continuing operations
Profit from operations	7,333	7,165	2%
Underlying EBITDA	10,539	10,836	(3%)
Underlying attributable profit(i)	4,032	4,399	(8%)
Net operating cash flow	6,709	6,993	(4%)

Results for the half year ended 31 December 2018

BHP Chief Executive Officer, Andrew Mackenzie:

“The collapse of the Brumadinho dam in Brazil is a tragedy and we offer our heartfelt sympathy to all those affected. At BHP, we are committed to learn from what happened, and as an industry we must redouble our efforts to make sure events like this cannot happen.

Our focus on portfolio simplification, cash generation and capital discipline delivered higher cash returns to shareholders in the December 2018 half year.

Our strong balance sheet and fully funded capital investment plans allowed us to return the US$10.4 billion net Onshore US proceeds to shareholders in the form of a US$5.2 billion off-market share buy-back completed in December 2018 and a US$5.2 billion special dividend paid in January 2019. The Board has also today determined to pay an interim dividend of 55 cents per share, which equates to a payout ratio of 75 per cent.

Since the beginning of 2016, we have reduced debt by US$16 billion, reinvested US$20 billion in the business and returned more than US$25 billion to shareholders.

A strong second half is expected to partially offset the impacts from operational outages in the first half, with unit costs across our business forecast to improve.

We have a portfolio of attractive development opportunities and have recently approved the West Barracouta and Atlantis Phase 3 projects in petroleum and had early success in our oil and copper exploration programs. We are confident in our plans to increase shareholder value and returns.”

Sustainability is one of our core values

Safety, health and environment

The health and safety of our employees and contractors, and that of the broader communities in which we operate, are central to the success of our organisation. Tragically, one of our colleagues died at Saraji in Queensland in December 2018. Our Total Recordable Injury Frequency (TRIF) was 4.3 per million hours worked(iii) for the first half of the 2019 financial year, a two per cent reduction from 30 June 2018. The frequency rate for high potential injuries, which are injury events where there was the potential for a fatality, declined by 25 per cent(iii).

We are determined to become safer through the redesign of our work and increased application of technology to eliminate hazards, while improving our awareness through leadership engagement in the field. Proactive hazard reporting from the workforce and in-field safety leadership engagements increased significantly in the December 2018 half year.

Samarco

BHP remains committed to supporting the Renova Foundation with the recovery of communities and ecosystems affected by the Samarco tragedy.

Resettlement of the Bento Rodrigues, Paracatu and Gesteira communities is a priority of the Renova Foundation. Key milestones have been achieved in each of the three relocation programs.

As part of the compensation program, more than 8,200 general damages claims have been resolved in addition to the resolution of approximately 260,000 claims for temporary interruption to water supplies immediately following the dam failure. The river remediation programs continue to deliver improvements in water quality, with turbidity levels in impacted areas returned to historical levels.

The restart of Samarco’s operations will occur only if it is safe, economically viable and has the support of the community. To restart, Samarco requires the necessary licencing approvals and the funding for restart preparation works. A key consideration regarding further shareholder funding is that restart remains economically viable, which includes an appropriate debt restructure.

In the December 2018 half year, BHP reported an exceptional loss of US$210 million (after tax) in relation to the Samarco dam failure. Additional commentary is included on page 42.

Financial performance

Earnings and margins

•

Attributable profit of US$3.8 billion includes an exceptional gain of US$32 million (after tax), compared to an attributable profit of US$2.0 billion, which includes an exceptional loss of US$2.0 billion (after tax), in the prior period. The December 2018 half year exceptional gain is related to the reversal of provisions for global taxation matters which were resolved during the period, partially offset by a loss related to the Samarco dam failure. The December 2017 half year exceptional loss related to the US tax reform and the Samarco dam failure.

•	Underlying attributable profit of US$3.7 billion, compared to US$4.1 billion in the prior period.

•

Profit from operations (continuing operations) of US$7.3 billion, compared to US$7.2 billion in the prior period, has increased as a result of lower depreciation and amortisation charges and the favourable impacts of exchange rate movements, partially offset by higher costs.

•

Underlying EBITDA (continuing operations) of US$10.5 billion, compared to US$10.8 billion in the prior period, with higher costs (including production outages), inflation and other net movements (in total US$1.1 billion) more than offsetting the benefits of higher volumes at WAIO and Queensland Coal and favourable exchange rate movements (in total US$0.8 billion).

•	Underlying EBITDA margin (continuing operations) of 52 per cent, compared to 55 per cent in the prior period.

•

Underlying return on capital employed of 13.0 per cent (after tax), compared with 12.8 per cent in the prior period. Underlying return on capital employed, excluding Onshore US assets, is approximately 15 per cent (after tax), compared with 17 per cent in the prior period.

Productivity and costs

•

A negative movement in productivity of US$460 million was recorded and reflects a negative impact of US$835 million related to unplanned production outages at Olympic Dam (acid plant outage in August 2018), WAIO (train derailment in November 2018), Spence (fire at the electro-winning plant in September 2018) and Nickel West (fire at the Kalgoorlie smelter in September 2018). This impact was partially offset by the build-up of inventory levels during the outages (benefit of approximately US$160 million) as well as record volumes at Jimblebar and South Walker Creek. The inventory build from the outages will be released in the coming periods.

•

We expect a strong second half performance to offset the negative productivity movement in this period, bringing the overall movement to broadly flat for the full year, down from the previous guidance of US$1 billion.

•

We will continue to drive productivity improvements as we unlock value through technology with the ongoing automation of our supply chain, reduce our reliance on labour hire through the continued roll out in Australia of our Operations Services initiative to leverage best practice in production and maintenance, and continue to set records for underground development, equipment utilisation, milling and production across our operations.

•

Unit costs(i) at our major assets were above full year guidance (at 2019 financial year guidance exchange rates of AUD/USD 0.75 and USD/CLP 663) as a result of planned maintenance and production outages during the period.

•	Full year unit cost guidance remains unchanged for our major assets (based on exchange rates of AUD/USD 0.75 and USD/CLP 663).

•	Historical costs and guidance are summarised below:

	H1 FY19 at
	Medium-term guidance(1)	FY19 guidance(1)	guidance exchange rates(1)	realised exchange rates(2)	H1 FY18	H1 FY19(2) vs H1 FY18
Conventional Petroleum unit cost (US$/boe)	<13	<11	11.36	11.14	10.17	10%
Escondida unit cost (US$/lb)	<1.15	<1.15	1.18	1.17	1.06	10%
Western Australia Iron Ore unit cost (US$/t)	<13	<14	15.03	14.51	14.90	(3%)
Queensland Coal unit cost (US$/t)	~57	68—72	72.72	70.20	71.21	(1%)

(1)	FY19 unit costs guidance are based on exchange rates of AUD/USD 0.75 and USD/CLP 663.
(2)	Average exchange rates for H1 FY19 of AUD/USD 0.72 and USD/CLP 671.

•	Production and guidance are summarised below:

Production	H1 FY19	H1 FY18 vs H1 FY19	FY18	FY19 guidance
Petroleum Conventional (MMboe)	63	(1%)	120	113 - 118	FY19 guidance unchanged, with volumes expected to be towards the upper end of range.
Copper (kt)	825	(1%)	1,753	1,645 - 1,740	FY19 guidance increased.
Escondida (kt)	580	0%	1,213	1,120 - 1,180	FY19 guidance unchanged, with volumes expected to be towards the lower end of range.
Other copper(1) (kt)	245	(2%)	540	525 - 560	FY19 guidance increased from 500-525 kt and reflects the retention of Cerro Colorado (60-70 kt).
Iron ore(2) (Mt)	119	2%	238	241 - 250	FY19 guidance unchanged.
WAIO (100% basis) (Mt)	135	(1%)	275	273 - 283	FY19 guidance unchanged.
Metallurgical coal (Mt)	21	2%	43	43 - 46	FY19 guidance unchanged.
Energy coal (Mt)	13	(5%)	29	28 - 29	FY19 guidance unchanged.

(1)

Other copper comprises Pampa Norte (including Cerro Colorado production for the full 2019 financial year to reflect its retention, previous guidance only included 35 kt of production for the first half of the 2019 financial year), Olympic Dam and Antamina.

(2)

Increase in BHP’s share of volumes reflects the expiry of the Wheelarra Joint Venture sublease in March 2018, with control of the sublease area reverted to the Jimblebar Joint Venture, which is accounted for on a consolidated basis with minority interest adjustments.

•	Group copper equivalent production was broadly unchanged in the December 2018 half year(iv), with volumes for the full year also expected to be in line with the 2018 financial year(iv).

Cash flow and balance sheet

•

Net operating cash flows (continuing operations) of US$6.7 billion, with volumes and commodity prices broadly in line with the prior period and higher Australian and Chilean income tax payments in the period.

•

Free cash flow (continuing operations) of US$3.6 billion for the half year. Free cash flow of US$10.6 billion, which includes US$7.0 billion(ii) of proceeds received from the sale of Onshore US. Remaining consideration of US$3.5 billion to be received during the June 2019 half year.

•

Our balance sheet remains strong with net debt of US$9.9 billion at 31 December 2018 (30 June 2018: US$10.9 billion; 31 December 2017: US$15.4 billion). The reduction of US$1.0 billion in the half year (or US$5.5 billion from 31 December 2017) includes proceeds received from the sale of Onshore US, partially offset by the completion of a US$5.2 billion off-market buy-back.

•

We will maintain a strong balance sheet through the commodity price cycle, with a targeted net debt range of US$10 to US$15 billion(v). In the near term, we expect net debt to remain at the lower end of the target range.

•	Gearing ratio(i) of 15.2 per cent (30 June 2018: 15.3 per cent; 31 December 2017: 19.9 per cent).

Dividends and share buy-back

•

On 17 December 2018, a US$5.2 billion off-market buy-back of BHP Group Limited shares was successfully completed. On 30 January 2019, a special dividend of US$1.02 per share, representing the balance of US$5.2 billion of the net proceeds from the sale of Onshore US, was paid to shareholders.

•

The dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the December 2018 half year period is 37 US cents per share or US$1.9 billion.

•	The Board has determined to pay an additional amount of 18 US cents per share or US$0.9 billion, taking the interim dividend to 55 US cents per share. This is equivalent to a 75 per cent payout ratio.

•	This brings the total announced returns to shareholders over the last six months to US$13.2 billion.

Capital and exploration

•

Capital and exploration expenditure of US$3.5 billion in the December 2018 half year included maintenance expenditure(vi) of US$0.8 billion, exploration of US$0.4 billion and Onshore US expenditure of US$0.4 billion.

•	Capital and exploration expenditure guidance is unchanged at below US$8 billion per annum for the 2019 and 2020 financial years, subject to exchange rate movements.

•	This guidance includes a US$0.9 billion exploration program being executed for the 2019 financial year, with US$750 million for petroleum exploration and appraisal expenditure.

•	Historical capital and exploration expenditure and guidance are summarised below:

	FY19e US$B	H1 FY19 US$M	H1 FY18 US$M	FY18 US$M
Maintenance(1)(2)	2.1	829	994	1,930
Development
Minerals	4.0	1,545	859	2,494
Conventional Petroleum(2)	0.6	287	225	555

Capital expenditure (purchases of property, plant and equipment)	6.7	2,661	2,078	4,979

Add: exploration expenditure	0.9	397	464	874

Capital and exploration expenditure – continuing operations	7.6	3,058	2,542	5,853

Capital and exploration expenditure – discontinued operations	0.4	443	335	900

Capital and exploration expenditure – total operations	<8.0	3,501	2,877	6,753

(1)	Includes capitalised deferred stripping of US$1.0 billion for the FY19e and US$508 million for the H1 FY19 (H1 FY18: US$433 million; FY18: $880 million).
(2)	Conventional Petroleum capital expenditure for FY19e includes US$0.6 billion of development and US$0.1 billion of maintenance.

•	Average annual sustaining capital expenditure guidance over the medium term is unchanged and forecast to be approximately:

•	US$4 per tonne for WAIO, including the capital cost for South Flank;

•	US$8 per tonne for Queensland Coal; and

•	US$5 per tonne for New South Wales Energy Coal (NSWEC).

•

At the end of the December 2018 half year, BHP had five major projects under development (in petroleum, copper, iron ore and potash) with a combined budget of US$10.6 billion over the life of the projects.

Major projects

•	On 13 February 2019, the BHP Board approved an investment of US$0.7 billion (BHP share) for the development of the Atlantis Phase 3 project in the deepwater Gulf of Mexico.

•	Major projects are summarised below:

Commodity	Project and ownership	Project scope / capacity(1)	Capital expenditure(1) US$M	Date of initial production	Progress / comments
			Budget	Target
Projects in execution at 31 December 2018

Iron Ore	South Flank (Australia) 85%	Sustaining iron ore mine to replace production from the 80 Mtpa Yandi mine.	3,061	CY21	21% complete On schedule and budget

Copper	Spence Growth Option (Chile) 100%	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	2,460	FY21	34% complete On schedule and budget

Petroleum	North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	216	CY19	98% complete First production achieved in October 2018, ahead of schedule and below budget.

Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	2,154	CY22	37% complete On schedule and budget

Other projects in progress at 31 December 2018

Potash(2)	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,700		82% complete Within the approved budget

(1)

Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflect BHP’s share.

(2)	Potash capital expenditure of approximately US$240 million is expected for the 2019 financial year.

Capital Allocation Framework

Adherence to our Capital Allocation Framework aims to balance value creation, cash returns to shareholders and balance sheet strength in a transparent and consistent manner.

	H1 FY19 US$B	H1 FY18 US$B	FY18 US$B
Net operating cash flow – total operations	7.3	7.3	18.5

Our priorities for capital
Maintenance capital	0.8	1.0	1.9
Strong balance sheet	✓	✓	✓
Minimum 50% payout ratio dividend	2.5	1.8	3.8

Excess cash(1)	3.6	3.8	11.8

Balance sheet	1.8	1.5	5.6
Additional dividends	0.9	0.5	1.4
Buy-back	5.2	–	–
Organic development	2.7	1.9	4.9
Acquisitions/(Divestments)	(7.0)	(0.1)	(0.1)

(1)

Includes dividends paid to non-controlling interests of US$0.6 billion for H1 FY19 (H1 FY18: US$0.9 billion); excludes exploration expenses of US$0.2 billion (H1 FY18: US$0.2 billion) which is classified as organic development in accordance with the Capital Allocation Framework; net cash outflow of US$0.4 billion (H1 FY18: US$0.7 billion).

Outlook

Economic outlook

The global economy grew around 3 3⁄4 per cent in the 2018 calendar year, with a notable pick up in the US economy and resilient growth in China. We expect world growth to sit in the range of 3 1⁄4 per cent to 3 3⁄4 per cent for the 2019 calendar year. Further escalation in trade protection is a downside risk.

We expect China’s economic growth to slow modestly in the 2019 calendar year. The negative impact of weaker exports will be partially offset by easier monetary and fiscal policy. In our view, China’s policymakers will continue to seek a balance between the pursuit of reform and maintenance of macroeconomic and financial stability. Over the longer term, we expect China’s economic growth rate to decelerate as the working age population falls and the capital stock matures.

The US performed strongly in the 2018 calendar year but near-term prospects are less certain. The expansionary impact of tax cuts will progressively fade and trade policies remain unpredictable. In Europe and Japan, we believe business confidence and manufacturing momentum peaked in the 2018 calendar year. In India, growth prospects are solid. The general election, timed for the first half of the 2019 calendar year, is a key milestone for the country’s reform trajectory.

Commodities outlook

Crude oil prices were volatile in the second half of the 2018 calendar year. Brent Crude hit a four year high ahead of US sanctions on Iran taking effect. Prices then fell sharply towards the end of the 2018 calendar year on mounting oversupply concerns, despite OPEC “Plus” announcing further production cuts in December 2018. The fundamental outlook remains positive, underpinned by rising demand from the developing world and natural field decline in supply.

The Japan-Korea Marker price for LNG was higher on average compared to the previous calendar year, reflecting strong demand and slower than expected ramp-ups. A material amount of new supply is expected to come online in 2019. Longer term, the demand outlook for gas remains positive. Depleting domestic gas supplies in some major consuming markets will help LNG to grow faster than overall gas demand.

Copper prices have maintained a relatively tight range for much of the December 2018 half year. This period of stability followed a sharp drop associated with the trade tensions that escalated in the June quarter of 2018. Against this backdrop, we believe underlying fundamentals remain sound. Copper demand should grow steadily. Grade decline, rising input costs, water constraints and a scarcity of high-quality future development opportunities continue to constrain the industry’s ability to cheaply meet this growing demand and provide support for our positive outlook.

Global steel production has maintained healthy growth in the 2018 calendar year. Growth is expected to slow in the 2019 calendar year, along with the global economy. Margins have begun to normalise from the extremes seen in the initial stages of steel Supply Side Reform in China. That is an anticipated development. We expect quality differentiation to remain a durable element in price formation for steel-making raw materials.

The Platts 62% Fe Iron Ore Fines index performed solidly in the December 2018 half year, driven by firm pig iron production and unanticipated supply disruptions. The lump premium has been strong. In the short term, the supply picture is uncertain following the tragedy in Brazil. Total demand in the 2019 calendar year is expected to be similar to last year.

The Platts premium low-volatility metallurgical coal price index finished the 2018 calendar year strongly, with healthy demand conditions, especially in India, set against a modest recovery in seaborne supply. China’s import policies remain a source of uncertainty. Over the longer term, India is expected to sustain strong demand growth, while high quality metallurgical coals are expected to continue to offer steelmakers value-in-use benefits in mature markets.

Potash prices have performed strongly over the last year, despite several major capacity additions coming online. Demand lifted again in the 2018 calendar year, following a record in 2017 calendar year. We expect annual demand growth of between two and three per cent over the next decade, resulting in demand exceeding available supply from existing and forthcoming capacity by the mid-to-late 2020s.

Further information on BHP’s economic and commodity outlook can be found at: bhp.com/prospects

Underlying EBITDA

The following table and commentary describe the impact of the principal factors(i) that affected Underlying EBITDA for the December 2018 half year compared with the December 2017 half year:

	US$M
Half year ended 31 December 2017	10,836
Net price impact:
Change in sales prices	32	Higher average realised prices for petroleum and metallurgical coal, offset by lower average realised prices for thermal coal, copper and iron ore.
Price-linked costs	(173)	Increased royalties reflect higher realised prices related to petroleum and metallurgical coal.
	(141)
Change in volumes:
Productivity	50	Increased volumes at WAIO (record production at Jimblebar, expiry of the Wheelarra Joint Venture, partially offset by the impact from a train derailment) and our Australian coal operations (record production at South Walker Creek, higher wash-plant throughput at Poitrel and improved ultra-class truck productivity) offset by lower volumes at Spence (fire at the electro-winning plant).
Growth	(95)	Lower petroleum volumes due to planned dry-dock maintenance at Pyrenees and expected natural field decline.
	(45)
Change in controllable cash costs:
Operating cash costs	(606)	Higher costs reflect: increased planned maintenance activity; costs related to unplanned production outages at Olympic Dam, WAIO, Spence and Nickel West; increased contractor stripping activity and rates at Queensland Coal; and lower concentrator head grade at Escondida, partially offset by favourable inventory movements across a number of assets.
Exploration and business development	(1)	Higher petroleum exploration expenses (expensing of two wells and seismic acquisition cost) offset by lower study costs (following development approval of the Escondida Water Supply Extension project in March 2018).
	(607)
Change in other costs:
Exchange rates	674	Impact of the weakening Australian dollar and Chilean peso against the US dollar.
Inflation	(206)	Impact of inflation on the Group’s cost base.
Fuel and energy	(158)	Predominantly higher diesel prices at minerals assets.
Non-Cash	124	Higher capitalisation of deferred stripping and lower depletion at Escondida.
One-off items	–
	434
Asset sales	20
Ceased and sold operations	45	Sale of Bruce and Keith oil and gas fields in the United Kingdom.
Other items	(3)	Lower average realised prices received by our equity accounted investments largely offset by higher sales volumes from Antamina and a favourable impact from the revaluation of the embedded derivative in the Trinidad and Tobago gas contract.

Half year ended 31 December 2018	10,539

The following table reconciles relevant factors with changes in the Group’s productivity:

Half year ended 31 December 2018	US$M
Change in controllable cash costs	(607)
Change in volumes attributed to productivity	50

Change in productivity in Underlying EBITDA	(557)
Change in capitalised exploration	97

Change attributable to productivity measures	(460)

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table and are presented on a total operations basis:

Average realised prices(1)	H1 FY19	H1 FY18	H2 FY18	FY18	H1 FY19 vs H1 FY18	H1 FY19 vs H2 FY18	H1 FY19 vs FY18
Oil (crude and condensate) (US$/bbl)	69.41	53.76	67.07	60.12	29%	3%	15%
Natural gas (US$/Mscf)(2)	3.98	3.54	3.71	3.62	12%	7%	10%
US natural gas (US$/Mscf)	2.88	2.84	2.77	2.80	1%	4%	3%
LNG (US$/Mscf)	10.19	7.48	8.65	8.07	36%	18%	26%
Copper (US$/lb)(5)	2.54	3.08	2.93	3.00	(18%)	(13%)	(15%)
Iron ore (US$/wmt, FOB)	55.62	56.54	56.86	56.71	(2%)	(2%)	(2%)
Metallurgical coal (US$/t)	179.82	164.22	189.66	177.22	9%	(5%)	1%
Hard coking coal (HCC) (US$/t)(3)	197.86	182.29	205.80	194.59	9%	(4%)	2%
Weak coking coal (WCC) (US$/t)(3)	134.12	120.99	143.40	131.70	11%	(6%)	2%
Thermal coal (US$/t)(4)	84.15	87.49	86.47	86.94	(4%)	(3%)	(3%)
Nickel metal (US$/t)	12,480	11,083	13,974	12,591	13%	(11%)	(1%)

(1)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(2)	Includes internal sales.
(3)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(4)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.
(5)	Comparative financial information has been restated for the new accounting standard, IFRS 15 Revenue from Contracts with Customers, which became effective from 1 July 2018.

In Copper, the provisional pricing and finalisation adjustments will decrease Underlying EBITDA by US$272 million in the 2019 financial year.

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Half year ended 31 December 2018	Average Half year ended 31 December 2017	As at 31 December 2018	As at 31 December 2017	As at 30 June 2018
Australian dollar(1)	0.72	0.78	0.71	0.78	0.74
Chilean peso	671	638	696	615	648

(1)	Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments decreased by US$449 million to US$3.1 billion, reflecting lower depreciation and amortisation at Petroleum due to lower volumes at Shenzi and an increase in estimated remaining reserves at Atlantis, lower depreciation at Escondida due to an increase in asset life of the Escondida Water Supply project, and lower impairment charges compared to the previous period which predominantly related to conveyors at Escondida.

Net finance costs

Net finance costs decreased by US$125 million to US$533 million due to higher interest earned on increased cash and term deposit holdings along with higher interest.

Taxation expense

	2018			2017
Half year ended 31 December	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	6,800	(2,358)	34.7	6,507	(4,101)	63.0
Adjusted for:
Exchange rate movements	–	68		–	(98)
Exceptional items(1)	210	(242)		210	2,320

Adjusted effective tax rate(i)	7,010	(2,532)	36.1	6,717	(1,879)	28.0

(1)	Refer exceptional items below for further details.

The Group’s adjusted effective tax rate, which excludes the influence of exchange rate movements and exceptional items, was 36.1 per cent (31 December 2017: 28.0 per cent). The higher adjusted effective tax rate reflects a reduction in US tax credits related to Chilean taxes. The adjusted effective tax rate is expected to be in the range of 33 to 38 per cent for the 2019 financial year.

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$1.2 billion during the period (31 December 2017: US$986 million).

Exceptional items

The following table sets out the exceptional items for the December 2018 half year. Additional commentary is included on page 36.

Half year ended 31 December 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure(1)	(210)	–	(210)
Global taxation matters(2)	–	242	242

Total	(210)	242	32

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(210)	242	32

(1)	Refer to note 4 Exceptional items and note 12 Significant events – Samarco dam failure of the Financial Report for further information.
(2)

Financial impact of US$242 million relates to the reversal of provisions for global taxation matters which were resolved during the period. Refer to note 4 Exceptional items of the Financial Report for further information.

Debt management and liquidity

During the December 2018 half year, the Group continued to focus on debt reduction, with no new debt issued and a €1.25 billion bond repaid at maturity. The repayment of maturing debt and fair value adjustments contributed to a US$1.3 billion overall decrease in the Group’s gross debt, from US$26.8 billion at 30 June 2018 to US$25.5 billion at 31 December 2018.

At the subsidiary level, Escondida refinanced US$0.2 billion of maturing long term debt.

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility which expires in May 2021. As at 31 December 2018, the Group had no outstanding US commercial paper, no drawn amount under the revolving credit facility and US$15.6 billion in cash and cash equivalents.

Dividend

The BHP Board today determined to pay an interim dividend of 55 US cents per share (US$2.8 billion). The interim dividend to be paid by BHP Group Limited will be fully franked for Australian taxation purposes.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the interim dividend. Full terms and conditions of the DRP and details about how to participate can be found at bhp.com.

Events in respect of the interim dividend	Date
Currency conversion into rand	1 March 2019
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	5 March 2019
Ex-dividend Date JSE	6 March 2019
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	7 March 2019
Record Date	8 March 2019
Dividend Reinvestment Election date (including currency conversion and currency election dates for ASX and LSE)	11 March 2019
Payment Date	26 March 2019
DRP Allocation Date (ASX and LSE) within 10 business days after the payment date	9 April 2019
DRP Allocation Date (JSE), subject to the purchase of shares by the Transfer Secretaries in the open market Central Securities Depository Participant (CSDP) accounts credited/updated on or about	9 April 2019

BHP Group Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 6 March and 8 March 2019 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 1 March and 8 March 2019 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion, and will appear on the Group’s website.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election, should do so in accordance with the timetable set out above or, in the case of shareholdings on the South African branch register of BHP Group Plc, in accordance with the instructions of their Central Securities Depository Participant (CSDP) or broker. The DRP allocation price will be calculated in each jurisdiction as an average of the price paid for each share purchased to satisfy DRP elections. The allocation price applicable to each exchange will made available at bhp.com/DRP.

On 17 December 2018, BHP determined to pay a special dividend of US$1.02 per share (US$5.2 billion), which was paid on 30 January 2019 related to the disbursement of proceeds from the disposal of Onshore US.

Corporate governance

During the December 2018 half year, we announced that Wayne Murdy had decided not to stand for re-election at the 2018 Annual General Meetings of BHP, and retired from the Board as a Non-executive Director effective 2 November 2018.

The current members of the Board’s committees are:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Lindsay Maxsted (Chairman)	Ken MacKenzie (Chairman)	Carolyn Hewson (Chairman)	Malcolm Broomhead (Chairman)
Terry Bowen	Malcolm Broomhead	Anita Frew	Ken MacKenzie
Anita Frew	Carolyn Hewson	Shriti Vadera	John Mogford
Shriti Vadera

Segment summary(1)

A summary of performance for the December 2018 and December 2017 half years is presented below. It excludes Onshore US.

Half year ended 31 December 2018 US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items(4)	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	3,203	2,258	1,440	–	7,828	339	316	167
Copper	5,069	1,924	895	–	23,796	1,014	20	20
Iron Ore	7,418	4,341	3,526	(130)	18,264	732	46	21
Coal	4,512	2,025	1,696	–	9,801	305	10	10
Group and unallocated items(7)	582	(9)	(74)	(20)	3,517	271	5	5
Inter-segment adjustment(8)	(42)	–	–	–	–	–	–	–

Total Group	20,742	10,539	7,483	(150)	63,206	2,661	397	223

Half year ended 31 December 2017 (Restated) US$M	Revenue(2)(9)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	2,581	1,633	617	–	8,589	277	378	208
Copper	6,132	3,195	2,052	–	23,983	993	19	19
Iron Ore	7,221	4,307	3,430	(153)	19,135	470	41	10
Coal	4,047	1,790	1,436	–	9,904	185	7	7
Group and unallocated items(7)	589	(89)	(204)	(13)	2,492	153	19	19
Inter-segment adjustment(8)	(44)	–	–	–	–	–	–	–

Total Group	20,526	10,836	7,331	(166)	64,103	2,078	464	263

(1)

Group and segment level information is reported on a statutory basis which, in relation to Underlying EBITDA, includes depreciation, amortisation and impairments, net finance costs and taxation expense of US$291 million (2017: US$318 million) related to equity accounted investments. It excludes exceptional items of US$117 million (2017: US$137 million) related to share of loss from equity accounted investments.

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$3,206 million (2017: US$3,671 million) and net finance costs of US$533 million (2017: US$658 million).

(2)

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$633 million and Underlying EBITDA of US$26 million (2017: US$725 million and US$29 million).

(3)

For more information on the reconciliation of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set out on pages 57 to 66.

(4)	Exceptional items of US$(150) million excludes net finance costs of US$(60) million included in the total US$(210) million related to the Samarco dam failure.
(5)	Includes US$175 million capitalised exploration (2017: US$272 million).
(6)	Includes US$1 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2017: US$71 million).
(7)

Group and unallocated items includes Functions, other unallocated operations including Potash, Nickel West and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within the relevant segments.

Half year ended 31 December 2018 US$M	Revenue	Underlying EBITDA(3)	D&A	Underlying EBIT(3)	Net operating assets(3)	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(56)	2	(58)	3,585	86	–	–
Nickel West	563	43	1	42	(180)	128	5	5

Half year ended 31 December 2017 US$M	Revenue	Underlying EBITDA(3)	D&A	Underlying EBIT(3)	Net operating assets(3)	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(76)	2	(78)	3,258	117	–	–
Nickel West	575	71	39	32	(296)	27	19	19

(8)	Comprises revenue of US$37 million generated by Petroleum (2017: US$38 million) and US$5 million generated by Iron Ore (2017: US$6 million).
(9)	Comparative financial information has been restated for the new accounting standard, IFRS15 Revenue from Contracts with Customers, which became effective from 1 July 2018.

Petroleum

Underlying EBITDA for Petroleum, excluding Onshore US, increased by US$625 million to US$2.3 billion in the December 2018 half year.

	US$M
Underlying EBITDA for the half year ended 31 December 2017	1,633
Net price impact	692	Higher average realised prices: Crude and condensate oil US$69.91/bbl (2017: US$54.27/bbl); Natural gas US$4.67/Mscf (2017: US$4.13/Mscf); LNG US$10.19/Mscf (2017: US$7.48/Mscf).
Change in volumes: growth	(95)	Higher uptime in the US Gulf of Mexico and Australia and increased tax barrels in Trinidad & Tobago were more than offset by planned Pyrenees dry-dock maintenance and natural field decline across the portfolio.
Change in controllable cash costs	(97)	Additional maintenance at our Australian assets (US$60 million) and higher exploration expenses (US$37 million) due to Ocean Bottom Node survey acquisition in Gulf of Mexico and expensing the Bongos-1 (mechanical failure) and Concepcion-1 wells.
Ceased and sold operations	42	Sale of our interests in the Bruce and Keith oil and gas fields.
Other	83	Other includes exchange rate, inflation and other items. Other items includes the impact from revaluation of embedded derivatives in Trinidad and Tobago gas contract of US$11 million loss (2017: US$97 million loss).
Underlying EBITDA for the half year ended 31 December 2018	2,258

Conventional Petroleum unit costs increased by 10 per cent to US$11.14 per barrel of oil equivalent due to the impact of planned maintenance and lower volumes. Unit cost guidance for the 2019 financial year remains unchanged at less than US$11 per barrel (based on an exchange rate of AUD/USD 0.75). In the medium term, we expect an increase in unit costs to less than US$13 per barrel as a result of natural field decline.

Conventional Petroleum unit costs(1) (US$M)	H1 FY19	H2 FY18	H1 FY18	FY18
Revenue	3,203	2,827	2,581	5,408

Underlying EBITDA	2,259	1,749	1,644	3,393

Gross costs	944	1,078	937	2,015

Less: exploration expense(2)	166	379	137	516
Less: freight	64	84	68	152
Less: development and evaluation	20	21	13	34
Less: other(3)	(8)	38	68	106

Net costs	702	556	651	1,207

Production (MMboe, equity share)	63	56	64	120

Cost per boe (US$)(4)(5)	11.14	9.93	10.17	10.06

(1)	Conventional Petroleum assets exclude divisional activities reported in Other and closed mining and smelting operations in Canada and the United States.
(2)	Exploration expense represents conventional Petroleum’s share of total exploration expense.
(3)

Other includes non-cash profit on sales of assets, inventory movements, foreign exchange, provision for onerous lease costs and the impact from revaluation of embedded derivatives in the Trinidad and Tobago gas contract.

(4)	H1 FY18 and H2 FY18 restated to exclude costs related to the Onshore US sale process
(5)	H1 FY19 based on an exchange rate of AUD/USD 0.72.

On 13 February 2019, the BHP Board approved the development of the Atlantis Phase 3 project in the US Gulf of Mexico. The project includes a subsea tie back with the potential to increase production by an estimated 38,000 barrels of oil per day (100 per cent basis) at its peak from eight new production wells. This decision follows sanction by BP (the operator).

Petroleum exploration

Petroleum exploration expenditure for the December 2018 half year was US$316 million, of which US$166 million was expensed. Activity for the period was largely focused in the US Gulf of Mexico, Trinidad & Tobago and Mexico. A US$750 million exploration and appraisal program is being executed for the 2019 financial year.

In the US Gulf of Mexico, Samurai-2 and Samurai-2 ST01 drilling has delineated the accumulation of oil. Further appraisal and development planning at Samurai is in progress. In the southern portion of the Wildling sub-basin, we continue to assess the potential resource, with further appraisal drilling now expected in the 2020 financial year. In the Western US Gulf of Mexico, the Ocean Bottom Node(vii) seismic acquisition was completed in early January 2019 and processed data is expected to be delivered during the March 2020 quarter.

Following the success in Trinidad and Tobago of the Bongos-2 Exploration well in the first half of the 2019 financial year, phase 3 of our deepwater exploration drilling campaign has been accelerated and will start in the second half of the 2019 financial year. Phase 3 will test three wells on three prospects in the northern licence area.

In Mexico, we spud the Trion-2DEL appraisal well in November 2018 and encountered oil in line with expectations. This was followed by a planned down dip geologic sidetrack which encountered oil and water, as predicted, further appraising the field and delineating the resource. Following the recent encouraging results in the Trion block, an additional appraisal well (3DEL) to further delineate the scale and characterisation of the resource is expected to be drilled in the second half of the 2019 calendar year.

Having been the successful bidder in October 2018 for licences in the Orphan Basin, offshore Eastern Canada, we have begun working with the Canada-Newfoundland and Labrador Offshore Petroleum Board to meet all regulatory requirements for the exploration phase. The licences became effective 15 January 2019.

Financial information for Petroleum for the December 2018 and December 2017 half years is presented below.

Half year ended 31 December 2018 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	201	124	90	34	650	8
Bass Strait	768	580	241	339	2,300	16
North West Shelf	906	691	148	543	1,527	61
Atlantis	505	414	136	278	1,150	8
Shenzi	294	241	77	164	739	28
Mad Dog	160	124	29	95	1,070	180
Trinidad/Tobago	145	82	29	53	259	15
Algeria	143	119	13	106	46	3
Exploration	–	(166)	20	(186)	974	–
Other(5)	89	52	37	15	(32)	20

Total Petroleum from Group production	3,211	2,261	820	1,441	8,683	339	316	167

Closed mines(6)	–	(1)	–	(1)	(855)	–	–	–
Third party products	–	–	–	–	–	–	–	–

Total Petroleum	3,211	2,260	820	1,440	7,828	339	316	167

Adjustment for equity accounted investments(7)	(8)	(2)	(2)	–	–	–	–	–

Total Petroleum statutory result	3,203	2,258	818	1,440	7,828	339	316	167

Half year ended 31 December 2017 (Restated) US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	291	206	135	71	828	2
Bass Strait	666	512	288	224	2,701	19
North West Shelf	663	497	116	381	1,573	80
Atlantis	355	245	198	47	1,361	71
Shenzi	264	212	94	118	845	5
Mad Dog	118	84	28	56	787	47
Trinidad/Tobago	64	(60)	19	(79)	290	6
Algeria	101	78	14	64	18	3
Exploration	–	(136)	98	(234)	1,174	–
Other(5)	57	9	28	(19)	(143)	44

Total Petroleum from Group production	2,579	1,647	1,018	629	9,434	277	378	208

Closed mines(6)	–	(11)	–	(11)	(845)	–	–	–
Third party products	10	(1)	–	(1)	–	–	–	–

Total Petroleum	2,589	1,635	1,018	617	8,589	277	378	208

Adjustment for equity accounted investments(7)	(8)	(2)	(2)	–	–	–	–	–

Total Petroleum statutory result	2,581	1,633	1,016	617	8,589	277	378	208

(1)

Total Petroleum statutory result revenue includes: crude oil US$1,667 million (2017: US$1,403 million), natural gas US$676 million (2017: US$581 million), LNG US$665 million (2017: US$423 million), NGL US$175 million (2017: US$141 million) and other US$20 million (2017: US$33 million which includes third party products).

(2)	Includes US$150 million of capitalised exploration (2017: US$241 million).
(3)	Includes US$1 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2017: US$71 million).
(4)	Australia Production Unit includes Macedon, Pyrenees and Minerva.
(5)

Predominantly divisional activities, business development, UK (divested in November 2018), Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(6)	Comprises closed mining and smelting operations in Canada and the United States. Petroleum manages the closed mine sites due to their geographic location.
(7)

Total Petroleum statutory result Revenue excludes US$8 million (2017: US$8 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$2 million (2017: US$2 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

Copper

Underlying EBITDA for the December 2018 half year decreased by US$1.3 billion to US$1.9 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2017	3,195

Net price impact	(940)	Lower average realised price:
		Copper US$2.54/lb (2017: US$3.08/lb).
Change in volumes: productivity	(114)	Lower concentrator head grade at Escondida; decreased sales volumes at Spence predominantly as a result of a fire at the electro-winning plant and lower stacked materials at the end of June 2018 reflecting planned maintenance, partially offset by higher cathode sales at Cerro Colorado.
Change in controllable cash costs	(301)	Lower concentrator head grade at Escondida; planned drawdown of mined ore inventory following the Los Colorados Extension commissioning; end-of-negotiation bonus payments at Escondida and Cerro Colorado and costs related to production outages at Olympic Dam and Spence. This was partially offset by favourable inventory movements at Cerro Colorado, inventory build-up at Olympic Dam and Spence during outages and prior period unfavourable fixed cost dilution impact as a result of the smelter maintenance campaign at Olympic Dam.
Change in other costs:
Exchange rates	208
Inflation	(73)
Non-cash	84	Increased waste movement and decreased deferred stripping depletion at Escondida.
Other	(135)	Other includes fuel and energy of US$(56) million and other items (including lower profit from equity accounted investments).

Underlying EBITDA for the half year ended 31 December 2018	1,924

Escondida unit costs increased by 10 per cent to US$1.17 per pound, mainly due to lower concentrator head grade (11 per cent decrease) and labour settlement costs. Unit cost guidance for the 2019 financial year remains unchanged at less than US$1.15 per pound (based on an exchange rate of USD/CLP 663), as improved labour productivity and maintenance optimisation strategies are expected to partially offset a decrease in average concentrator head grade of approximately 15 per cent, consistent with the mine plan, and an increase in the usage of higher cost desalinated water. Unit costs are expected to remain at less than US$1.15 per pound over the medium term.

Escondida unit costs (US$M)	H1 FY19	H2 FY18	H1 FY18	FY18
Revenue	3,339	4,234	4,112	8,346

Underlying EBITDA	1,570	2,403	2,518	4,921

Gross costs	1,769	1,831	1,594	3,425

Less: by-product credits	224	251	196	447
Less: freight	76	73	50	123

Net costs	1,469	1,507	1,348	2,855

Sales (kt, equity share)	571	631	578	1,209

Sales (Mlb, equity share)	1,259	1,391	1,273	2,664

Cost per pound (US$)(1)	1.17	1.08	1.06	1.07

(1)	H1 FY19 based on exchange rates of AUD/USD 0.72 and USD/CLP 671.

Consistent with our exploration focus on copper, in September 2018, BHP acquired an initial 6.1 per cent interest in SolGold Plc (SolGold), the majority owner and operator of the Cascabel porphyry copper-gold project in Ecuador. On 15 October 2018, BHP entered into an agreement to acquire an additional 100 million shares in SolGold, for an investment of US$59 million, with our total interest now approximately 11.2 per cent.

In November 2018, BHP confirmed identification of a potential new iron oxide, copper, gold mineralised system, located 65 kilometres to the south east of BHP’s operations at Olympic Dam in South Australia. Laboratory assay results show downhole mineralisation intercepts ranging from 0.5 per cent to six per cent copper with associated gold, uranium and silver metals. This exploration project is at an early stage and there is currently insufficient geological information to assess the size, quality and continuity of the mineralised intersections. BHP is evaluating and interpreting the results reported, and planning a further drilling program to commence in early in the 2019 calendar year.

Financial information for Copper for the December 2018 and December 2017 half years is presented below.

Half year ended 31 December 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	3,339	1,570	611	959	13,223	475
Pampa Norte(2)	613	284	207	77	2,254	291
Antamina(3)	562	374	55	319	1,310	119
Olympic Dam	523	(38)	207	(245)	7,123	247
Other(3)(4)	–	(103)	5	(108)	(114)	1

Total Copper from Group production	5,037	2,087	1,085	1,002	23,796	1,133

Third party products	594	13	–	13	–	–

Total Copper	5,631	2,100	1,085	1,015	23,796	1,133	20	20

Adjustment for equity accounted investments(5)	(562)	(176)	(56)	(120)	–	(119)	–	–

Total Copper statutory result	5,069	1,924	1,029	895	23,796	1,014	20	20

Half year ended 31 December 2017 US$M	Revenue(6)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	4,112	2,518	900	1,618	14,580	466
Pampa Norte(2)	860	428	143	285	1,686	191
Antamina(3)	677	495	57	438	1,254	103
Olympic Dam	479	27	97	(70)	6,657	334
Other(3)(4)	–	(83)	4	(87)	(194)	2

Total Copper from Group production	6,128	3,385	1,201	2,184	23,983	1,096

Third party products	681	23	–	23	–	–

Total Copper	6,809	3,408	1,201	2,207	23,983	1,096	19	19

Adjustment for equity accounted investments(5)	(677)	(213)	(58)	(155)	–	(103)	–	–

Total Copper statutory result	6,132	3,195	1,143	2,052	23,983	993	19	19

(1)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
(2)	Includes Spence and Cerro Colorado.
(3)	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(4)	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold (acquired in October 2018).
(5)

Total Copper statutory result Revenue excludes US$562 million (2017: US$746 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$56 million (2017: US$58 million) D&A and US$120 million (2017: US$155 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$119 million (2017: US$103 million) related to Antamina.

(6)	Comparative financial information has been restated for the new accounting standard, IFRS15 Revenue from Contracts with Customers, which became effective from 1 July 2018.

Iron Ore

Underlying EBITDA for the December 2018 half year increased by US$34 million to US$4.3 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2017	4,307

Net price impact	(166)	Lower average realised price:
		Iron ore US$55.62/wmt, FOB (2017: US$56.54/wmt, FOB).
Change in volumes: productivity	123	Increased sales volumes supported by record production at Jimblebar, higher volumes
		reflecting the expiry of the Wheelarra Joint Venture(1) and the prior period impact from
		the Mt Whaleback fire. This increase was partially offset by the impact from a train
		derailment on 5 November 2018 which resulted in the suspension of rail operations for
		five days.
Change in controllable cash costs	28	Favourable inventory movements, partially offset by derailment remediation costs and
		higher maintenance activity.
Change in other costs:
Exchange rates	169
Inflation	(53)
Other	(67)	Other includes fuel and energy of US$(44) million, non-cash and other items.

Underlying EBITDA for the half year ended 31 December 2018	4,341

(1)

Increased volumes reflecting the expiry of the Wheelarra Joint Venture sublease in March 2018, with control of the sublease areas reverting to the Jimblebar Joint Venture, which is accounted for on a consolidated basis with minority interest adjustments.

WAIO unit costs decreased by three per cent to US$14.51 per tonne (or US$13.85 per tonne on a C1 basis excluding third party royalties(2)), reflecting favourable exchange movements which offset impacts from maintenance and unplanned outages during the period. Unit cost guidance for the 2019 financial year remains unchanged at less than US$14 per tonne (based on an exchange rate of AUD/USD 0.75). In the medium term, we expect to lower our unit costs to less than US$13 per tonne.

WAIO unit costs (US$M)	H1 FY19	H2 FY18	H1 FY18	FY18
Revenue	7,317	7,479	7,117	14,596

Underlying EBITDA	4,300	4,604	4,265	8,869

Gross costs	3,017	2,875	2,852	5,727

Less: freight	741	650	626	1,276
Less: royalties	540	571	504	1,075

Net costs	1,736	1,654	1,722	3,376

Sales (kt, equity share)	119,620	121,228	115,543	236,771

Cost per tonne (US$)(1)	14.51	13.64	14.90	14.26

Cost per tonne on a C1 basis excluding third party royalties (US$)(2)	13.85	12.41	13.68	13.03

(1)	H1 FY19 based on an average exchange rate of AUD/USD 0.72.
(2)

Excludes third party royalties of US$0.84 per tonne (December 2017: US$0.73 per tonne), exploration expenses, depletion of production stripping, demurrage, exchange rate gains/losses, net inventory movements and other income.

Financial information for Iron Ore for the December 2018 and December 2017 financial years is presented below.

Half year ended 31 December 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	7,317	4,300	798	3,502	19,318	723
Samarco(2)	–	–	–	–	(1,240)	–
Other(3)	79	28	17	11	186	9

Total Iron Ore from Group production	7,396	4,328	815	3,513	18,264	732

Third party products(4)	22	13	–	13	–	–

Total Iron Ore	7,418	4,341	815	3,526	18,264	732	46	21

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	7,418	4,341	815	3,526	18,264	732	46	21

Half year ended 31 December 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	7,117	4,265	873	3,392	19,959	446
Samarco(2)	–	–	–	–	(1,025)	–
Other(3)	76	36	4	32	201	24

Total Iron Ore from Group production	7,193	4,301	877	3,424	19,135	470

Third party products(4)	28	6	–	6	–	–

Total Iron Ore	7,221	4,307	877	3,430	19,135	470	41	10

Adjustment for equity accounted investments	–	–	–	–	–	–	–	–

Total Iron Ore statutory result	7,221	4,307	877	3,430	19,135	470	41	10

(1)	Includes US$25 million of capitalised exploration (2017: US$31 million).
(2)

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

(3)	Predominantly comprises divisional activities, towage services, business development and ceased operations.
(4)	Includes inter-segment and external sales of contracted gas purchases.

Coal

Underlying EBITDA for the December 2018 half year increased by US$235 million to US$2.0 billion.

	US$M
Underlying EBITDA for the half year ended 31 December 2017	1,790

Net price impact	238	Higher average realised metallurgical coal prices partially offset by lower thermal coal
		price:
		Hard coking coal US$197.86/t (2017: US$182.29/t);
		Weak coking coal US$134.12/t (2017: US$120.99/t);
		Thermal coal US$84.15/t (2017: US$87.49/t).
Change in volumes: productivity	53	Increased sales volumes supported by record production at South Walker Creek,
		higher wash-plant throughput at Poitrel (from Red Mountain processing facility),
		improved ultra-class truck productivity and prior period impacts from lower volumes at
		Broadmeadow (roof conditions) and Blackwater (geotechnical issues). This increase
		was partially offset by the scheduled longwall move at Broadmeadow during the
		period.
Change in controllable cash costs	(145)	Increased contractor stripping activity and rates coupled with higher planned
		maintenance activity at Queensland Coal (US$65 million) and unfavourable inventory
		movements and increased contractor mining and stripping activity at NSWEC
		(US$80 million).
Change in other costs:
Exchange rates	193
Inflation	(47)
Other	(57)	Other includes: fuel and energy of US$(56) million and other items.

Underlying EBITDA for the half year ended 31 December 2018	2,025

Queensland Coal unit costs decreased by one per cent to US$70 per tonne, reflecting higher sales volumes and favourable exchange rate movements, partially offset by the impacts from planned maintenance during the period. Unit cost guidance for the 2019 financial year remains unchanged and is expected to be between US$68 and US$72 per tonne (based on an exchange rate of AUD/USD 0.75). In the medium term, we expect to lower our unit costs to approximately US$57 per tonne.

Queensland Coal unit costs (US$M)	H1 FY19	H2 FY18	H1 FY18	FY18
Revenue	3,767	4,038	3,350	7,388

Underlying EBITDA	1,811	2,143	1,504	3,647

Gross costs	1,956	1,895	1,846	3,741

Less: freight	85	86	64	150
Less: royalties	394	419	321	740

Net costs	1,477	1,390	1,461	2,851

Sales (kt, equity share)	21,039	21,383	20,516	41,899

Cost per tonne (US$)(1)	70.20	65.00	71.21	68.04

(1)	H1 FY19 based on an average exchange rate of AUD/USD 0.72.

NSWEC unit costs increased by 14 per cent to US$54 per tonne as a result of unfavourable inventory movements and increased strip ratio and contractor stripping activity. This was partially offset by increased sales volumes and the impacts from favourable exchange rate movements. Unit cost guidance for the 2019 financial year remains unchanged at between US$43 and US$48 per tonne (based on an exchange rate of AUD/USD 0.75), with costs expected to be towards the upper end of the guidance range. In the medium term, geological constraints are expected to continue as the mine plan works through the monocline, with unit costs forecast to remain at approximately US$45 per tonne during this period.

New South Wales Energy Coal unit costs (US$M)	H1 FY19	H2 FY18	H1 FY18	FY18
Revenue	745	804	697	1,501

Underlying EBITDA	191	328	241	569

Gross costs	554	476	456	932

Less: royalties	60	60	51	111

Net costs	494	416	405	821

Sales (kt, equity share)	9,083	9,536	8,486	18,022

Cost per tonne (US$)(1)	54.39	43.62	47.73	45.56

(1)	H1 FY19 based on an average exchange rate of AUD/USD 0.72.

Financial information for Coal for the December 2018 and December 2017 half years is presented below.

Half year ended 31 December 2018 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	3,767	1,811	269	1,542	8,328	256
New South Wales Energy Coal(1)	799	229	75	154	968	47
Colombia(1)	423	199	52	147	892	65
Other(2)	–	(63)	1	(64)	(387)	3

Total Coal from Group production	4,989	2,176	397	1,779	9,801	371

Third party products	–	–	–	–	–	–

Total Coal	4,989	2,176	397	1,779	9,801	371	10	10

Adjustment for equity accounted investments(3)(4)	(477)	(151)	(68)	(83)	–	(66)	–	–

Total Coal statutory result	4,512	2,025	329	1,696	9,801	305	10	10

Half year ended 31 December 2017 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets(5)	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	3,350	1,504	294	1,210	8,384	176
New South Wales Energy Coal(1)	750	304	92	212	1,035	10
Colombia(1)	403	201	47	154	905	39
Other(2)	–	(53)	2	(55)	(420)	(1)

Total Coal from Group production	4,503	1,956	435	1,521	9,904	224

Third party products	–	–	–	–	–	–

Total Coal	4,503	1,956	435	1,521	9,904	224	7	7

Adjustment for equity accounted investments(3)(4)	(456)	(166)	(81)	(85)	–	(39)	–	–

Total Coal statutory result	4,047	1,790	354	1,436	9,904	185	7	7

(1)	Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(2)	Predominantly comprises divisional activities.
(3)

Total Coal statutory result Revenue excludes US$423 million (2017: US$403 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$52 million (2017: US$47 million) D&A and US$61 million (2017: US$56 million) net finance costs and taxation expense related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$65 million (2017: US$39 million) related to Cerrejón.

(4)

Total Coal statutory result Revenue excludes US$54 million (2017: US$53 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$38 million (2017: US$63 million) Underlying EBITDA, US$16 million (2017: US$34 million) D&A and US$22 million (2017: US$29 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal Capital expenditure excludes US$1 million (2017: US$ nil) related to Newcastle Coal Infrastructure Group.

(5)

Queensland Coal net operating assets have been restated to reflect ceased operations in Other on a consistent basis with the December 2018 half year. There is no change to the overall net operating assets position.

Group and unallocated items

Underlying EBITDA loss for Group and unallocated items decreased by US$80 million to US$9 million in the December 2018 half year, as a favourable exchange rate impact on the off-market buy-back of BHP Group Limited shares more than offset the decrease in EBITDA at Nickel West.

Nickel West’s Underlying EBITDA decreased from US$71 million to US$43 million for the December 2018 half year predominantly due to the drawdown of ore inventories as the business transitions to new ore bodies and the impact from a fire at the Kalgoorlie smelter in September 2018, partially offset by higher prices and favourable exchange rate movements.

The Financial Report set out on pages 25 to 49 for the half year ended 31 December 2018 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2018 Financial Report with the exception of new accounting standards and interpretations which became effective from 1 July 2018. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the December 2018 half year compared with the December 2017 half year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand ounces per annum (kozpa); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

(i)

We use various alternative performance measures to reflect our underlying performance. For further information on the reconciliations of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set out on pages 57 to 66.

(ii)

Net proceeds received from the sale of Onshore US at 31 December 2018 comprises of US$0.3 billion from the sale of Fayetteville and US$6.7 billion from the sale of Eagle Ford, Haynesville and Permian. Payment of the deferred consideration is not subject to any conditions and has been recognised as a US$3.5 billion receivable at 31 December 2018.

(iii)	Reported for total operations (including Onshore US).

(iv)	Copper equivalent production based on 2018 financial year average realised prices. Excludes production from Onshore US.

(v)	Adoption of IFRS 16 Leases is effective for the Group from 1 July 2019 and the potential impact is currently under review.

(vi)	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

(vii)	WGOM OBN 2018 Seismic Permit is OCS Permit T18-010.

Forward-looking statements

This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward-looking statements can be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.

For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP and its subsidiaries

In this release, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries as identified in note 27 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2018 Annual Report on Form 20-F. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated.

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Financial Report

Half year ended

31 December 2018

Contents

Half Year Financial Statements

Consolidated Income Statement for the half year ended 31 December 2018

	Notes	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M Restated	Year ended 30 June 2018 US$M Restated
Continuing operations
Revenue	3	20,742	20,526	43,129
Other income		170	123	247
Expenses excluding net finance costs		(13,695)	(13,697)	(27,527)
Profit from equity accounted investments, related impairments and expenses	5	116	213	147

Profit from operations		7,333	7,165	15,996

Financial expenses		(772)	(737)	(1,567)
Financial income		239	79	322

Net finance costs	6	(533)	(658)	(1,245)

Profit before taxation		6,800	6,507	14,751

Income tax expense		(2,224)	(4,057)	(6,879)
Royalty-related taxation (net of income tax benefit)		(134)	(44)	(128)

Total taxation expense	7	(2,358)	(4,101)	(7,007)

Profit after taxation from Continuing operations		4,442	2,406	7,744

Discontinued operations
(Loss)/profit after taxation from Discontinued operations	13	(293)	168	(2,921)

Profit after taxation from Continuing and Discontinued operations		4,149	2,574	4,823

Attributable to non-controlling interests		385	559	1,118
Attributable to BHP shareholders		3,764	2,015	3,705

Basic earnings per ordinary share (cents)	8	71.0	37.9	69.6
Diluted earnings per ordinary share (cents)	8	70.8	37.7	69.4
Basic earnings from Continuing operations per ordinary share (cents)	8	76.6	35.1	125.0
Diluted earnings from Continuing operations per ordinary share (cents)	8	76.4	35.0	124.6

The accompanying notes form part of this financial information.

Consolidated Statement of Comprehensive Income for the half year ended 31 December 2018

	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Profit after taxation from Continuing and Discontinued operations	4,149	2,574	4,823
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Net valuation gains on investments taken to equity	–	10	11
Hedges:
(Losses)/gains taken to equity	(344)	666	82
Losses/(gains) transferred to the income statement	267	(623)	(215)
Exchange fluctuations on translation of foreign operations taken to equity	2	(1)	2
Exchange fluctuations on translation of foreign operations transferred to income statement	(6)	–	–
Tax recognised within other comprehensive income	23	(15)	36

Total items that may be reclassified subsequently to the income statement	(58)	37	(84)

Items that will not be reclassified to the income statement:
Remeasurement gains on pension and medical schemes	8	2	1
Tax recognised within other comprehensive income	3	(3)	(14)

Total items that will not be reclassified to the income statement	11	(1)	(13)

Total other comprehensive (loss)/income	(47)	36	(97)

Total comprehensive income	4,102	2,610	4,726

Attributable to non-controlling interests	389	561	1,118
Attributable to BHP shareholders	3,713	2,049	3,608

The accompanying notes form part of this financial information.

Consolidated Balance Sheet as at 31 December 2018

	31 Dec 2018 US$M	30 June 2018 US$M
ASSETS
Current assets
Cash and cash equivalents	15,575	15,871
Trade and other receivables	6,395	3,096
Other financial assets	237	200
Inventories	3,972	3,764
Assets held for sale	–	11,939
Current tax assets	92	106
Other	136	154

Total current assets	26,407	35,130

Non-current assets
Trade and other receivables	196	180
Other financial assets	885	999
Inventories	1,041	1,141
Property, plant and equipment	66,673	67,182
Intangible assets	718	778
Investments accounted for using the equity method	2,582	2,473
Deferred tax assets	3,849	4,041
Other	63	69

Total non-current assets	76,007	76,863

Total assets	102,414	111,993

LIABILITIES
Current liabilities
Trade and other payables	5,616	5,977
Interest bearing liabilities	1,527	2,736
Liabilities held for sale	–	1,222
Other financial liabilities	19	138
Current tax payable	1,101	1,773
Provisions	1,977	2,025
Deferred income	128	118

Total current liabilities	10,368	13,989

Non-current liabilities
Trade and other payables	4	3
Interest bearing liabilities	23,938	24,069
Other financial liabilities	1,256	1,093
Non-current tax payable	136	137
Deferred tax liabilities	3,381	3,472
Provisions	7,700	8,223
Deferred income	315	337

Total non-current liabilities	36,730	37,334

Total liabilities	47,098	51,323

Net assets	55,316	60,670

EQUITY
Share capital – BHP Group Limited	1,111	1,186
Share capital – BHP Group Plc	1,057	1,057
Treasury shares	(16)	(5)
Reserves	2,233	2,290
Retained earnings	46,262	51,064

Total equity attributable to BHP shareholders	50,647	55,592
Non-controlling interests	4,669	5,078

Total equity	55,316	60,670

The accompanying notes form part of this financial information.

Consolidated Cash Flow Statement for the half year ended 31 December 2018

	Notes	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M Restated	Year ended 30 June 2018 US$M
Operating activities
Profit before taxation		6,800	6,507	14,751
Adjustments for:
Depreciation and amortisation expense		2,888	3,206	6,288
Impairments of property, plant and equipment, financial assets and intangibles		168	299	333
Net finance costs		533	658	1,245
Profit from equity accounted investments, related impairments and expenses		(116)	(213)	(147)
Other		84	321	597
Changes in assets and liabilities:
Trade and other receivables		298	(672)	(662)
Inventories		(108)	(279)	(182)
Trade and other payables		(297)	331	719
Provisions and other assets and liabilities		(232)	(123)	7

Cash generated from operations		10,018	10,035	22,949
Dividends received		281	370	709
Interest received		240	79	290
Interest paid		(676)	(557)	(1,177)
Settlement of cash management related instruments		167	(275)	(292)
Net income tax and royalty-related taxation refunded		3	39	17
Net income tax and royalty-related taxation paid		(3,324)	(2,698)	(4,935)

Net operating cash flows from Continuing operations		6,709	6,993	17,561

Net operating cash flows from Discontinued operations		565	350	900

Net operating cash flows		7,274	7,343	18,461

Investing activities
Purchases of property, plant and equipment		(2,661)	(2,078)	(4,979)
Exploration expenditure		(397)	(464)	(874)
Exploration expenditure expensed and included in operating cash flows		222	192	641
Net investment and funding of equity accounted investments		(356)	271	204
Proceeds from sale of assets		102	72	89
Other investing		(61)	(138)	(141)

Net investing cash flows from Continuing operations		(3,151)	(2,145)	(5,060)

Net investing cash flows from Discontinued operations		(443)	(301)	(861)

Proceeds from divestment of Onshore US, net of its cash	13	6,924	–	–

Net investing cash flows		3,330	(2,446)	(5,921)

Financing activities
Proceeds from interest bearing liabilities		150	500	528
Settlements of debt related instruments		(160)	(227)	(218)
Repayment of interest bearing liabilities		(1,739)	(4,008)	(4,188)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		(82)	(96)	(171)
Share buy-back – BHP Group Limited		(5,220)	–	–
Dividends paid		(3,411)	(2,276)	(5,220)
Dividends paid to non-controlling interests		(623)	(925)	(1,582)

Net financing cash flows from Continuing operations		(11,085)	(7,032)	(10,851)

Net financing cash flows from Discontinued operations		(13)	(27)	(40)

Net financing cash flows		(11,098)	(7,059)	(10,891)

Net (decrease)/increase in cash and cash equivalents from Continuing operations		(7,527)	(2,184)	1,650
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		109	22	(1)
Proceeds from divestment of Onshore US, net of its cash		6,924	–	–
Cash and cash equivalents, net of overdrafts, at the beginning of the period		15,813	14,108	14,108
Foreign currency exchange rate changes on cash and cash equivalents		(220)	331	56

Cash and cash equivalents, net of overdrafts, at the end of the period		15,099	12,277	15,813

The accompanying notes form part of this financial information.

Consolidated Statement of Changes in Equity for the half year ended 31 December 2018

	Attributable to BHP shareholders							Non- controlling interests	Total equity
	Share capital		Treasury shares		Reserves	Retained earnings	Total equity attributable to BHP shareholders
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc
Balance as at 1 July 2018	1,186	1,057	(5)	–	2,290	51,064	55,592	5,078	60,670
Impact of adopting IFRS 9	–	–	–	–	–	(7)	(7)	–	(7)
Balance as at 1 July 2018	1,186	1,057	(5)	–	2,290	51,057	55,585	5,078	60,663

Total comprehensive income	–	–	–	–	(58)	3,771	3,713	389	4,102

Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(79)	(3)	–	–	(82)	–	(82)
Employee share awards exercised net of employee contributions	–	–	68	3	(48)	(23)	–	–	–
Employee share awards forfeited	–	–	–	–	(12)	12	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	61	–	61	–	61
Dividends	–	–	–	–	–	(3,356)	(3,356)	(630)	(3,986)
BHP Group Limited shares bought back and cancelled	(75)	–	–	–	–	(5,199)	(5,274)	–	(5,274)
Divestment of subsidiaries, operations and joint operations	–	–	–	–	–	–	–	(168)	(168)

Balance as at 31 December 2018	1,111	1,057	(16)	–	2,233	46,262	50,647	4,669	55,316

Balance as at 1 July 2017	1,186	1,057	(2)	(1)	2,400	52,618	57,258	5,468	62,726

Total comprehensive income	–	–	–	–	35	2,014	2,049	561	2,610

Transactions with owners:
Purchase of shares by ESOP Trusts	–	–	(87)	(9)	–	–	(96)	–	(96)
Employee share awards exercised net of employee contributions	–	–	81	10	(100)	9	–	–	–
Employee share awards forfeited	–	–	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	–	57	–	57	–	57
Distribution to non-controlling interests	–	–	–	–	–	–	–	(6)	(6)
Dividends	–	–	–	–	–	(2,291)	(2,291)	(839)	(3,130)

Balance as at 31 December 2017	1,186	1,057	(8)	–	2,391	52,351	56,977	5,184	62,161

The accompanying notes form part of this financial information.

Notes to the Financial Information

1.	Basis of preparation

This general purpose financial report for the half year ended 31 December 2018 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU), AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (AASB) and the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The half year financial statements represent a ‘condensed set of financial statements’ as referred to in the UK Disclosure and Transparency Rules issued by the Financial Conduct Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2018 are not the statutory accounts of the Group for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditor and delivered to the registrar of companies. The auditor has reported on those accounts; the report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498 (2) or (3) of the UK Companies Act 2006.

The directors have made an assessment of the Group’s ability to continue as a going concern and consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial statements.

The half year financial statements have been prepared on a basis of accounting policies and methods of computation consistent with those applied in the 30 June 2018 annual financial statements contained within the Annual Report of the Group, with the exception of the following new accounting standards and interpretations which became effective from 1 July 2018:

•	IFRS 9/AASB 9 ‘Financial Instruments’ which replaces IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’;

•	IFRS 15/AASB 15 ‘Revenue from Contracts with Customers’ which replaces previous revenue requirements, including IAS 18/AASB 118 ‘Revenue’; and

•	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’.

Note 2 describes the impact of new accounting standards and interpretations. In addition to restatements arising from the application of the new accounting standards, the 31 December 2017 financial information has been restated for the effects of applying IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ to the Petroleum business’s Onshore US operations comprising of Eagle Ford, Permian, Haynesville and Fayetteville assets.

While not applied in the current reporting period, IFRS 16/AASB 16 ‘Leases’ is effective from 1 January 2019 and is applicable for the Group from 1 July 2019.

Title of standard	Summary of impact on the financial statements
IFRS 16/AASB 16 ‘Leases’	The Group continues to progress its IFRS 16 implementation project, focusing on the review of new contractual arrangements, aggregation of data to support the measurement of leases on transition and implementation of changes to systems and processes.

The Group is actively monitoring developments in the generally accepted application of IFRS 16. Practice continues to develop in the identification of leases, particularly in mining services and logistics arrangements, and in their measurement, including the allocation of payments between lease and non-lease components. Work is ongoing to finalise the Group’s accounting policies and interpretations in these areas and the outcomes may impact the quantification of any transition adjustments recognised by the Group.

The Group expects to use the modified retrospective approach and the available practical expedients in measuring leases on transition, including not recognising low value or short term leases on balance sheet. The Group continues to assess the use of the grandfathering provisions to retain its existing lease classifications. Under the modified retrospective approach, the comparative periods will not be restated on transition.

There are a number of measurement differences between the existing leases standard and IFRS 16 that will impact the initial recognition of lease liabilities and right of use assets and their subsequent measurement. These differences include that:

•  payments under contracts will be allocated between lease and non-lease components;

•  the minimum lease payments, applying indexing levels at the reporting date, will be discounted over the expected lease term rather than the minimum term;

•  the lease liability will be re-measured periodically for changes in the expected term and indexation.

The transition impact of adopting IFRS 16 will reflect the final accounting policy determinations, the lease population at transition and variables such as interest and foreign exchange rates and any index levels which adjust the lease payments.

The Group is progressing the design and build of a lease accounting system, and initial training on the impacts of IFRS 16 has been developed and is being delivered to relevant teams, including accounting, reporting and supply.

The Group will disclose the impact on adoption in its 2019 Annual Report.

A number of other accounting standards and interpretations, along with revisions to the Conceptual Framework for Financial Reporting have been issued, and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These standards have not been applied in the preparation of these half year financial statements.

All amounts are expressed in US dollars unless otherwise stated. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

2.	Impact of new accounting standards

This note explains the impact of adopting IFRS 9/AASB 9 ‘Financial Instruments’ (IFRS 9) and IFRS 15/AASB 15 ‘Revenue from Contracts with Customers’ (IFRS 15) on the Group’s financial statements from 1 July 2018. The adoption of other changes to IFRS applicable from 1 July 2018, including IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’, did not have a significant impact on the Group’s financial statements.

IFRS 9 Financial Instruments

This standard revises the classification and measurement of financial assets and financial liabilities, introduces a forward looking ‘expected credit loss’ impairment model and modifies the approach to hedge accounting. Upon adoption of the new standard on 1 July 2018, the Group has adjusted the opening balance sheet, with no restatement of comparatives required. Adoption impacts include:

•	At 1 July 2018, the Group reassessed the classification and measurement of financial assets and liabilities based on the business model by which they are managed and their cash flow characteristics.

Financial assets previously classified as loans and receivables of US$17.7 billion were recategorised as amortised cost. The Group’s available for sale (AFS) shares of US$33 million were designated as fair value through other comprehensive income (FVOCI), while investments in shares after 1 July 2018 will be designated at fair value through profit or loss (FVTPL) or FVOCI on an investment by investment basis.

Other AFS investments of US$47 million were classified as held at FVTPL because they are not investments in shares and their cash flows do not consist solely of payments of principal and interest. The adoption of IFRS 9 has not resulted in any changes to the classification of financial assets held at FVTPL or to the classification or measurement of financial liabilities.

•

Financial assets carried at amortised cost are tested for impairment based on expected losses, whereas the previous policy required that impairments were recognised only when there was objective evidence that a credit loss was present. Upon adoption of IFRS 9, an expected credit loss provision of US$7 million against cash and cash equivalents and trade receivables was recognised in retained earnings.

•

From 1 July 2018, the Group has applied the amended rules on hedge accounting which enable closer alignment between the Group’s risk management strategy and the accounting outcomes. IFRS 9 broadens the scope of arrangements that may qualify for hedge accounting and allows for simplification of hedge designations. Other changes under the standard mean that hedge effectiveness is only considered on a prospective basis with no set quantitative thresholds and voluntary de-designation of hedges is prohibited.

Certain of the Group’s existing derivatives hedging foreign currency notes and debentures, were in qualifying fair value and cash flow hedge relationships and have been treated as continuing hedges. The opportunity to apply simplified hedge designations under IFRS 9 will continue to be assessed for future hedge relationships. Risks present in the derivative only, such as counterparty credit risk, are not part of the hedge designation and will continue to be recognised through the income statement.

Foreign currency basis has been separately measured as a cost of hedging and movements continue to be recognised in reserves, with US$176 million being reclassified into the cost of hedging reserve on transition. The hedging reserves at transition will continue to be transferred to the income statement over the life of the underlying notes and debentures.

The impact of adopting IFRS 9 on Total equity as at 1 July 2018 is as follows:

US$M
Total equity as at 30 June 2018	60,670
Impairment provision resulting from application of the Expected Credit Loss model	(7)

Total equity as at 1 July 2018	60,663

The table below summarises the change in classification and measurement of financial assets and liabilities upon adoption of IFRS 9 on 1 July 2018.

	Measurement category under IAS 39	Measurement category under IFRS 9
Financial assets
Derivative contracts	FVTPL	FVTPL
Investment in shares	AFS	FVOCI
Other investments	AFS or FVTPL	FVTPL

Cash and cash equivalents	Loans and receivables	Amortised cost
Trade and other receivables	Loans and receivables	Amortised cost
Provisionally priced trade receivables	FVTPL	FVTPL
Loans to equity accounted investments	Loans and receivables	Amortised cost

Financial liabilities
Other financial liabilities	FVTPL	FVTPL
Trade and other payables	Amortised cost	Amortised cost
Provisionally priced trade payables	FVTPL	FVTPL
Bank overdrafts and short-term borrowings	Amortised cost	Amortised cost
Bank loans	Amortised cost	Amortised cost
Notes and debentures	Amortised cost	Amortised cost
Finance leases	Amortised cost	Amortised cost
Other	Amortised cost	Amortised cost

IFRS 15 Revenue from Contracts with Customers

This standard modifies the determination of when to recognise revenue and how much revenue to recognise. Revenue is recognised when control of the promised goods or services passes to the customer. The amount of revenue recognised should reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Group has applied the full retrospective transition approach, resulting in the restatement of comparative information. Comparative information in the consolidated income statement has been restated to reflect changes in the presentation of treatment costs and refining charges included in concentrate sales contracts.

Concentrate sales contracts require the Group to physically deliver concentrate with the contractual sales amount reflecting the final refined metal content delivered, reduced by treatment costs and refining charges. Revenue was previously recognised at the gross value of the final refined metal content delivered with contractually agreed treatment costs and refining charges recorded as an expense. Under IFRS 15 treatment costs and refining charges will instead be recognised as a reduction to revenue, reflecting the consideration that the Group expects to receive from the customer. This will have no net income statement impact as applying this change would have reduced revenue and expenses by US$251 million for the half year ended 31 December 2017 and US$509 million for the year ended 30 June 2018, with no impact on profit after tax. This change has no impact on the basic and diluted earnings per ordinary share.

Revenue includes both revenue from contracts with customers, which is recognised under IFRS 15 and provisional pricing adjustments, which are recognised under IFRS 9. Following adoption of IFRS 15 provisional pricing adjustments will be separately disclosed in the notes to the financial statements as other revenue. The impact of all other measurement differences identified between IAS 18 and IFRS 15 was immaterial at 1 July 2018.

3.	Revenue

Revenue by segment

Half year ended 31 December 2018 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue from contracts with customers	3,071	5,328	7,401	4,509	549	20,858
Other revenue	132	(259)	17	3	(9)	(116)

Total revenue	3,203	5,069	7,418	4,512	540	20,742

Half year ended 31 December 2017 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue from contracts with customers	2,525	5,790	7,196	4,044	533	20,088
Other revenue	56	342	25	3	12	438

Total revenue	2,581	6,132	7,221	4,047	545	20,526

Year ended 30 June 2018 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue from contracts with customers	5,194	12,660	14,782	8,887	1,225	42,748
Other revenue	214	121	28	2	16	381

Total revenue	5,408	12,781	14,810	8,889	1,241	43,129

Revenue by geographical location

	Revenue by location of customer
	Half Year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Australia	1,247	1,110	2,304
Europe	983	818	1,886
China	11,176	10,511	22,660
Japan	2,081	2,015	4,628
India	1,141	1,285	2,439
South Korea	1,067	1,374	2,588
Rest of Asia	1,355	1,454	2,620
North America	1,176	1,234	2,715
South America	362	566	1,054
Rest of world	154	159	235

	20,742	20,526	43,129

Recognition and measurement (following adoption of IFRS 15)

The Group generates revenue from the production and sale of commodities. Revenue is recognised when or as control of the promised goods or services passes to the customer. In most instances, control passes when the goods are delivered to a destination specified by the customer, typically on board the customer’s appointed vessel. The amount of revenue recognised reflects the consideration to which the Group expects to be entitled in exchange for the goods or services.

Where the Group’s sales are provisionally priced, the final price depends on future index prices. The amount of revenue initially recognised is based on the relevant forward market price. Adjustments between the provisional and final price are accounted for under IFRS 9 and recognised in revenue. Provisional pricing adjustments are separately disclosed as other revenue. The period between provisional pricing and final invoicing is typically between 60 and 120 days.

Revenue from concentrate is net of treatment costs and refining charges.

Revenue from the sale of significant by-products is included within revenue. Where a by-product is not significant, revenue is credited against costs.

4.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the financial statements. Such items included within the Group’s profit for the half year are detailed below. Exceptional items attributable to Discontinued operations are detailed in note 13 Discontinued operations:

Half year ended 31 December 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(210)	–	(210)
Global taxation matters	–	242	242

Total	(210)	242	32

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(210)	242	32

Samarco Mineração SA (Samarco) dam failure

The exceptional loss of US$210 million related to the Samarco dam failure in November 2015 comprises the following:

Half year ended 31 December 2018	US$M
Expenses excluding net finance costs:
Costs incurred directly by BHP Billiton Brasil Ltda and other BHP entities in relation to the Samarco dam failure	(33)
Loss from equity accounted investments, related impairments and expenses:
Share of loss relating to the Samarco dam failure	(47)
Samarco dam failure provision	(70)
Net finance costs	(60)

Total(1)	(210)

(1)	Refer to note 12 Significant events – Samarco dam failure for further information.

Global taxation matters

Global taxation matters includes amounts released from provisions for tax matters and other claims resolved during the period.

Half year ended 31 December 2017 Restated	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(210)	–	(210)
US tax reform	–	(2,320)	(2,320)

Total	(210)	(2,320)	(2,530)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(210)	(2,320)	(2,530)

Year ended 30 June 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(650)	–	(650)
US tax reform	–	(2,320)	(2,320)

Total	(650)	(2,320)	(2,970)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(650)	(2,320)	(2,970)

5.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their profit/(loss), are listed below:

	Ownership interest at the Group’s reporting date(1)			Profit/(loss) from equity accounted investments, related impairments and expenses
	31 Dec 2018%	31 Dec 2017%	30 June 2018%	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Share of operating profit/(loss) of equity accounted investments:
Cerrejón	33.33	33.33	33.33	85	87	192
Compañia Minera Antamina SA	33.75	33.75	33.75	199	282	544
Samarco Mineração SA(2)	50.00	50.00	50.00	(47)	(50)	(80)
Other				(51)	(19)	(80)

Share of operating profit of equity accounted investments				186	300	576

Samarco dam failure provision expense(2)				(70)	(87)	(429)

Profit from equity accounted investments, related impairments and expenses				116	213	147

(1)	The ownership interest at the Group’s and the associates and joint venture entities’ reporting dates are the same.
(2)	Refer to note 12 Significant events – Samarco dam failure for further information.

6.	Net finance costs

	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	660	558	1,168
Interest capitalised at 4.94% (31 December 2017: 3.86%; 30 June 2018: 4.24%)(1)	(109)	(59)	(139)
Interest on finance leases	23	29	59
Discounting on provisions and other liabilities	223	211	414
Other gains and losses:
Fair value change on hedged loans	106	93	(265)
Fair value change on hedging derivatives	(148)	(26)	329
Exchange variations on net debt	11	(75)	(19)
Other	6	6	20

Total Financial expenses	772	737	1,567

Financial income
Interest income	(239)	(79)	(322)

Net finance costs	533	658	1,245

(1)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings.

7.	Income tax expense

	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Total taxation expense comprises:
Current tax expense	2,414	2,302	5,052
Deferred tax (benefit)/expense	(56)	1,799	1,955

	2,358	4,101	7,007

	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:

Profit before taxation	6,800	6,507	14,751

Tax on profit at Australian prima facie tax rate of 30 per cent	2,040	1,952	4,425

Impact of US tax reform
Tax rate changes	–	1,390	1,390
Non-tax effected operating losses and capital gains	–	834	834
Tax on remitted and unremitted foreign earnings(1)	–	194	194
Recognition of previously unrecognised tax assets	–	(95)	(95)
Other	–	(3)	(3)

Subtotal	–	2,320	2,320
Other items not related to US tax reform
Non-tax effected operating losses and capital gains	255	68	721
Tax on remitted and unremitted foreign earnings	167	221	401
Foreign exchange adjustments	68	(98)	(152)
Amounts under/(over) provided in prior years	60	(4)	(51)
Tax rate changes	–	(16)	(79)
Recognition of previously unrecognised tax assets	(13)	(14)	(170)
Tax effect of profit from equity accounted investments, related impairments and expenses(2)	(35)	(62)	(44)
Investment and development allowance	(40)	(81)	(180)
Impact of tax rates applicable outside of Australia	(128)	(281)	(484)
Other	(150)	52	172

Income tax expense	2,224	4,057	6,879

Royalty-related taxation (net of income tax benefit)	134	44	128

Total taxation expense	2,358	4,101	7,007

(1)	Comprising US$797 million repatriation tax and US$603 million of previously unrecognised tax credits.
(2)	The profit from equity accounted investments and related expenses is net of income tax. This item removes the prima facie tax effect on such profits and related expenses.

8.	Earnings per share

	Half year ended 31 Dec 2018	Half year ended 31 Dec 2017	Year ended 30 June 2018
Earnings attributable to BHP shareholders (US$M)
- Continuing operations	4,064	1,869	6,652
- Total	3,764	2,015	3,705
Weighted average number of shares (Million)
- Basic(1)	5,303	5,323	5,323
- Diluted(2)	5,318	5,338	5,337
Basic earnings per ordinary share (US cents)(3)
- Continuing operations	76.6	35.1	125.0
- Total	71.0	37.9	69.6
Diluted earnings per ordinary share (US cents)(3)
- Continuing operations	76.4	35.0	124.6
- Total	70.8	37.7	69.4

(1)

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Plan Trust and the BHP Billiton Limited Employee Equity Trust.

(2)

For the purposes of calculating diluted earnings per share, the effect of 15 million of dilutive shares has been taken into account for the half year ended 31 December 2018 (31 December 2017: 15 million shares; 30 June 2018: 14 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 31 December 2018, there are no instruments which are considered antidilutive (31 December 2017: nil; 30 June 2018: nil).

(3)	Each American Depositary Share represents twice the earnings for BHP ordinary shares.

9.	Dividends

	Half year ended 31 Dec 2018		Half year ended 31 Dec 2017		Year ended 30 June 2018
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period(1)
Prior year final dividend	63.0	3,356	43.0	2,291	43.0	2,291
Interim dividend	N/A	–	N/A	–	55.0	2,930

	63.0	3,356	43.0	2,291	98.0	5,221

(1)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (31 December 2017: 5.5 per cent; 30 June 2018: 5.5 per cent).

Dividends paid during the period differs from the amount of dividends paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date.

On 17 December 2018, BHP Group Limited and BHP Group Plc determined a special dividend of US$1.02 per share (US$5.2 billion), which was paid on 30 January 2019 related to the disbursement of proceeds from the disposal of Onshore US. Special dividends determined are not recorded as a liability at the end of the period while they remain at the discretion of the Directors.

Interim and final dividends are determined after period-end and contained within the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the half year, on 19 February 2019, BHP Group Limited and BHP Group Plc determined an interim ordinary dividend of 55.0 US cents per share (US$2,781 million), which will be paid on 26 March 2019 (31 December 2017: interim dividend of 55.0 US cents per share – US$2,928 million; 30 June 2018: final dividend of 63.0 US cents per share – US$3,354 million).

At 31 December 2018, BHP Group Limited had 2,945 million ordinary shares on issue and held by the public and BHP Group Plc had 2,112 million ordinary shares on issue and held by the public. No shares in BHP Group Limited were held by BHP Group Plc at 31 December 2018 (31 December 2017: nil; 30 June 2018: nil).

The Dual Listed Company merger terms require that ordinary shareholders of BHP Group Limited and BHP Group Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited or BHP Group Plc. Dividends determined on each ADS represent twice the dividend determined on BHP ordinary shares.

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

10.	Share capital

During December 2018, BHP completed an off-market buy-back program of US$5.2 billion of BHP Group Limited shares related to the disbursement of proceeds from the disposal of Onshore US.

Shares bought back and cancelled during the period differs from the amount paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the completion of the buy-back tender and the payment date.

Details of the BHP Group Limited purchases are shown in the table below:

Half year ended	Shares purchased	Number	Cost per share	Total cost US$M
31 December 2018	BHP Group Limited	265,839,711	A$27.64	5,274

11.	Financial risk management – Fair values

All financial assets and financial liabilities, other than derivatives, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortised cost, as indicated in the tables below. Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value.

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the method used:

Fair value hierarchy	Level 1	Level 2	Level 3
Valuation method	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

The financial assets and liabilities are presented by class in the table below at their carrying values, which generally approximate to fair value. In the case of US$3,019 million (30 June 2018: US$3,019 million) of fixed rate debt not swapped to floating rate, the fair value at 31 December 2018 was US$3,366 million (30 June 2018: US$3,434 million) included within Notes and debentures in the table below.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between categories during the period.

For financial instruments not valued at fair value on a recurring basis, the Group uses a method that is categorised as Level 2.

Financial instruments categorised as level 3 are shares and other investments and other derivative contracts. The potential effect of using reasonably possible alternative assumptions in these models, based on a change in the most significant input, such as commodity prices, by an increase/(decrease) of 10 per cent while holding all other variables constant will increase/(decrease) profit after taxation by US$45 million (31 December 2017: US$50 million).

Financial assets and liabilities

	IFRS 13 Fair value hierarchy Level	IFRS 9 Classification (1)	31 Dec 2018 US$M	30 June 2018 US$M
Fair value hierarchy(2)
Current cross currency and interest rate swaps	2	Fair value through profit or loss	1	12
Current other derivative contracts(3)	2,3	Fair value through profit or loss	219	170
Current other investments(4)	1,2	Fair value through profit or loss	17	18
Non-current cross currency and interest rate swaps	2	Fair value through profit or loss	335	396
Non-current other derivative contracts(3)	2,3	Fair value through profit or loss	186	195
Non-current investment in shares	3	Fair value through other comprehensive income	33	33
Non-current other investments(4)(5)	1,2,3	Fair value through profit or loss	331	375

Total other financial assets			1,122	1,199
Cash and cash equivalents		Amortised cost	15,575	15,871
Trade and other receivables(6)		Amortised cost	5,117	1,799
Provisionally priced trade receivables(6)	2	Fair value through profit or loss	1,066	1,126
Loans to equity accounted investments		Amortised cost	13	13

Total financial assets			22,893	20,008

Non-financial assets			79,521	91,985

Total assets			102,414	111,993

Current cross currency and interest rate swaps	2	Fair value through profit or loss	–	121
Current other derivative contracts(3)	2,3	Fair value through profit or loss	19	17
Non-current cross currency and interest rate swaps	2	Fair value through profit or loss	1,255	1,092
Non-current other derivative contracts(3)	2,3	Fair value through profit or loss	1	1

Total other financial liabilities			1,275	1,231
Trade and other payables(7)		Amortised cost	5,094	5,414
Provisionally priced trade payables(7)	2	Fair value through profit or loss	403	377
Bank overdrafts and short-term borrowings(8)		Amortised cost	476	58
Bank loans(8)		Amortised cost	2,502	2,555
Notes and debentures(8)		Amortised cost	21,714	23,298
Finance leases		Amortised cost	749	802
Other(8)		Amortised cost	24	92

Total financial liabilities			32,237	33,827

Non-financial liabilities			14,861	17,496

Total liabilities			47,098	51,323

(1)	For classifications under IAS 39 refer to note 2 Impact of new accounting standards.
(2)

All of the Group’s financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 with the exception of the specified items in the following footnotes.

(3)

Includes other derivative contracts of US$202 million (30 June 2018: US$213 million) categorised as Level 3. Significant items are derivatives embedded in physical commodity purchase and sales contracts of gas in Trinidad and Tobago with net assets fair value of US$205 million (30 June 2018: US$216 million).

(4)

Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$298 million (30 June 2018: US$343 million) of which other investments (US Treasury Notes) of US$94 million categorised as Level 1 (30 June 2018: US$108 million).

(5)	Includes other investments of US$47 million (30 June 2018: US$47 million) categorised as Level 3.
(6)	Excludes input taxes of US$395 million (30 June 2018: US$338 million) included in other receivables.
(7)	Excludes input taxes of US$123 million (30 June 2018: US$189 million) included in other payables.
(8)	All interest bearing liabilities, excluding finance leases, are unsecured.

12.	Significant events – Samarco dam failure

As a result of the Samarco dam failure on 5 November 2015, BHP Billiton Brasil Ltda (BHP Billiton Brasil) and other Group entities continue to incur costs and maintain liabilities for future costs. The information presented in this note should be read in conjunction with section 1.8 ‘Samarco’ and Financial Statements note 3 ‘Significant events – Samarco dam failure’ in the 30 June 2018 Annual Report.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the half year ended 31 December 2018 are shown below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Income statement
Expenses excluding net finance costs:
Costs incurred directly by BHP Billiton Brasil and other BHP entities in relation to the Samarco dam failure(1)	(33)	(29)	(57)
Loss from equity accounted investments, related impairments and expenses:
Share of loss relating to the Samarco dam failure(2)	(47)	(50)	(80)
Samarco dam failure provision(3)	(70)	(87)	(429)

Loss from operations	(150)	(166)	(566)
Net finance costs(4)	(60)	(44)	(84)

Loss before taxation	(210)	(210)	(650)
Income tax benefit	–	–	–

Loss after taxation	(210)	(210)	(650)

Balance sheet movement
Trade and other payables	2	(2)	4
Provisions	38	25	(228)

Net assets/(liabilities)	40	23	(224)

	Half year ended 31 Dec 2018 US$M		Half year ended 31 Dec 2017 US$M		Year ended 30 June 2018 US$M
Cash flow statement
Loss before taxation		(210)		(210)		(650)
Adjustments for:
Share of loss relating to the Samarco dam failure(2)	47		50		80
Samarco dam failure provision(3)	70		87		429
Net finance costs(4)	60		44		84
Changes in assets and liabilities:
Trade and other payables	(2)		2		(4)

Net operating cash flows		(35)		(27)		(61)

Net investment and funding of equity accounted investments(5)		(215)		(206)		(365)

Net investing cash flows		(215)		(206)		(365)

Net decrease in cash and cash equivalents		(250)		(233)		(426)

(1)	Includes legal and advisor costs incurred.
(2)	Loss from working capital funding provided during the period.
(3)	US$(76) million change in estimate and US$6 million exchange translation.
(4)	Amortisation of discounting of provision.
(5)

Includes US$(47) million funding provided during the period and US$(168) million utilisation of the Samarco dam failure provision, of which US$(164) million allowed for the continuation of reparatory and compensatory programs in relation to the Framework Agreement and a further US$(4) million for dam stabilisation and expert costs.

Equity accounted investment in Samarco

BHP Billiton Brasil’s investment in Samarco remains at US$ nil. BHP Billiton Brasil provided US$47 million funding under a working capital facility during the period and recognised additional share of losses of US$47 million. No dividends have been received by BHP Billiton Brasil from Samarco during the period. Samarco currently does not have profits available for distribution and is legally prevented from paying previously declared and unpaid dividends.

Provision for Samarco dam failure

		31 Dec 2018 US$M		30 June 2018 US$M
At the beginning of the reporting period		1,285		1,057
Movement in provision		(38)		228
Comprising:
Utilised	(168)		(285)
Adjustments charged to the income statement:
Change in estimate	76		560
Amortisation of discounting impacting net finance costs	60		84
Exchange translation	(6)		(131)

At the end of the reporting period		1,247		1,285

Comprising:
Current		308		313
Non-current		939		972

At the end of the reporting period		1,247		1,285

Provision for Samarco dam failure

On 2 March 2016, BHP Billiton Brasil, Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure. Key Programs include those for financial assistance and compensation of impacted persons, including fishermen impacted by the dam failure, remediation of impacted areas and resettlement of impacted communities. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement.

To the extent that Samarco does not meet its funding obligations during the 15 year term of the Framework Agreement, each of BHP Billiton Brasil and Vale has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

Mining and processing operations remain suspended and Samarco is currently progressing plans to resume operations, however significant uncertainties surrounding the nature and timing of ongoing future operations remain. In light of these uncertainties and based on currently available information, BHP Billiton Brasil’s provision for its obligations under the Framework Agreement Programs is US$1.2 billion before tax and after discounting at 31 December 2018 (30 June 2018: US$1.3 billion).

Under a Governance Agreement ratified on 8 August 2018, BHP Billiton Brasil, Samarco and Vale will establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$40 billion) Federal Public Prosecution Office claim (defined below).

BHP Billiton Brasil, Samarco and Vale maintain security comprising R$1.3 billion (approximately US$335 million) in insurance bonds, R$100 million (approximately US$25 million) in liquid assets and a charge of R$800 million (approximately US$205 million) over Samarco’s assets. The security is maintained for a period of 30 months from ratification of the Governance Agreement, after which BHP Billiton Brasil, Vale and Samarco will be required to provide security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$570 million).

Contingent liabilities

The following matters are disclosed as contingent liabilities and given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP, unless otherwise stated. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

Federal Public Prosecution Office claim

BHP Billiton Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$40 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

The 12th Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$2 billion) injunction request. Suspension of the claim continues for a period of two years from the date of ratification of the Governance Agreement on 8 August 2018.

United States class action complaint – Samarco bond holders

On 14 November 2016, a putative class action complaint (Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of all purchasers of Samarco’s ten-year bond notes (Plaintiff) due 2022-2024 between 31 October 2012 and 30 November 2015 against Samarco and the former chief executive officer of Samarco.

The Complaint was subsequently amended to include BHP Group Limited, BHP Group Plc, BHP Billiton Brasil Ltda, Vale S.A. and officers of Samarco, including four of Vale S.A. and BHP Billiton Brasil Ltda’s nominees to the Samarco Board. On 5 April 2017, the Plaintiff dismissed the claims against all individuals. The remaining corporate defendants (Defendants) filed a joint motion on 26 June 2017 to dismiss the Plaintiff’s Complaint.

On 7 March 2018, the District Court granted the Defendants’ motion to dismiss the Complaint, however, the District Court granted the Plaintiff leave to file a second amended Complaint, which it did on 21 March 2018. On 21 May 2018, the Defendants moved to dismiss the Complaint. The Defendants’ motion remains pending before the District Court.

The amount of damages sought by the Plaintiff on behalf of the putative class is unspecified.

Australian class action complaints

Three separate shareholder class actions were previously filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure.

On 18 December 2018, the Court made orders to permanently stay one of the class actions and temporarily stay another. The claimants in respect of both these class actions have sought leave to appeal from these orders.

The amount of damages sought in the remaining Australian class action is unspecified.

United Kingdom class action complaint

BHP Group Plc is among companies named as defendants in claims for damages filed in courts in the United Kingdom on behalf of certain individuals, governments, business and communities in Brazil impacted by the Samarco dam failure. BHP Group Plc has not yet been served with the claims and damages have not yet been quantified.

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Billiton Brasil, Samarco and Vale and certain employees and former employees of BHP Billiton Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Billiton Brasil filed its preliminary defences. BHP Billiton Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.

Other claims

BHP Billiton Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations (NGOs), corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Billiton Brasil and possibly other BHP entities in Brazil or other jurisdictions.

BHP insurance

BHP has various third party liability insurances for claims related to the Samarco dam failure made directly against BHP Billiton Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been notified of the Samarco dam failure, the third party claims and the class actions referred to above.

At 31 December 2018, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Billiton Brasil does not have an existing obligation to fund Samarco. For the half-year ended 31 December 2018, BHP Billiton Brasil has provided US$47 million funding to support Samarco’s operations and a further US$4 million for dam stabilisation and prosecutor experts costs, with undrawn amounts of US$2 million expiring as at 31 December 2018. On 22 January 2019, BHP announced a new short-term facility of up to US$77 million to carry out remediation and stabilisation work and support Samarco’s operations. Funds will be released to Samarco only as required and subject to the achievement of key milestones with amounts undrawn expiring at 30 June 2019.

Any additional requests for funding or future investment provided would be subject to a future decision by BHP, accounted for at that time.

Key judgements and estimates

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in determining which legal claims require recognition of a provision or disclosure of a contingent liability.

The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management have determined that a provision can only be recognised for obligations under the Framework Agreement as at 31 December 2018. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

The provision for Samarco dam failure of US$1.2 billion currently reflects the estimated remaining costs to complete Programs under the Framework Agreement and requires the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 55 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2020.

The key estimates that may have a material impact upon the provision in the next and future reporting periods include:

•	timing of repealing the fishing ban along the Rio Doce, which is subject to certain regulatory approvals and could impact upon the length of financial assistance payments;

•	number of people eligible for financial assistance and compensation, as changes to geographical boundaries or eligibility criteria could impact estimated future costs;

•	costs to complete resettlement of the Bento Rodrigues, Gesteira and Paracatu communities.

The provision may also be affected by factors including but not limited to:

•

potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis and community participation required under the Preliminary Agreement and Governance Agreement;

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement;

•	actual costs incurred;

•	resolution of uncertainty in respect of operational restart;

•	updates to discount and foreign exchange rates;

•	resolution of existing and potential legal claims;

•	the status of the Framework Agreement and the renegotiation process established in the Governance Agreement.

Given these factors, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the provision in the next and future reporting periods.

In addition, while we do not expect any immediate direct financial impact to BHP, the status of the tailings dam failure at Vale’s Feijão mine in Brumadinho will be monitored for possible impacts on the provision, contingent liabilities and Samarco’s operations.

13.	Discontinued operations

On 28 September 2018, BHP completed the sale of 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which held the Fayetteville assets, for a total cash consideration of US$0.3 billion.

On 31 October 2018, BHP completed the sale of 100 per cent of the issued share capital of Petrohawk Energy Corporation, the BHP subsidiary which held the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets, for a total cash consideration of US$10.5 billion (less preliminary customary completion adjustments of US$0.2 billion). Net proceeds of US$6.7 billion (net of transaction costs of US$0.1 billion) were received by 31 December 2018 with the balance (deferred consideration) being receivable in four equal monthly instalments by April 2019. Payment of the deferred consideration is not subject to any conditions and has been recognised as a US$3.5 billion receivable at 31 December 2018. Final completion adjustments are scheduled to be determined in April 2019 and are not currently capable of reliable estimation.

While the effective date at which the right to economic profits transferred to the purchasers was 1 July 2018, the Group continued to control the Onshore US assets until the completion dates of their respective transactions. As such the Group continued to recognise its share of revenue, expenses, net finance costs and associated income tax expense related to the operation until the completion date.

The completion adjustments included a reduction in sale proceeds, based on the operating cash generated and retained by the Group in the period prior to completion, in order to transfer the economic profits from 1 July to completion date to the buyers. Therefore, the pre-tax profit from operating the assets is largely offset by a pre-tax loss on disposal. Accordingly, the net loss from discontinued operations predominantly relates to incremental costs arising as a consequence of the divestment, including restructuring costs and provisions for surplus office accommodation, and tax expenses largely triggered by the completion of the transactions.

The contribution of Discontinued operations included within the Group’s profit and cash flows are detailed below:

Income statement – Discontinued operations

	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Revenue	850	1,002	2,171
Other income	28	14	34
Expenses excluding net finance costs	(608)	(1,445)	(5,790)

Profit/(loss) from operations	270	(429)	(3,585)

Financial expenses	(8)	(12)	(22)

Net finance costs	(8)	(12)	(22)

Profit/(loss) before taxation	262	(441)	(3,607)

Income tax (expense)/benefit	(58)	609	686

Profit/(loss) after taxation from operating activities	204	168	(2,921)

Net loss on disposal	(497)	–	–

(Loss)/profit after taxation	(293)	168	(2,921)

Attributable to non-controlling interests	7	22	26
Attributable to BHP shareholders	(300)	146	(2,947)

Basic (loss)/earnings per ordinary share (cents)	(5.6)	2.7	(55.4)
Diluted (loss)/earnings per ordinary share (cents)	(5.6)	2.7	(55.4)

The total comprehensive income attributable to BHP shareholders from Discontinued operations was a loss of US$300 million (31 December 2017: gain of US$151 million; 30 June 2018: loss of US$2,943 million).

The conversion of options and share rights would decrease the loss per share for the half year ended 31 December 2018 and the year ended 30 June 2018, therefore its impact has been excluded from the diluted earnings per share calculation.

Cash flows from Discontinued operations

	Half year ended 31 Dec 2018 US$M	Half year ended 31 Dec 2017 US$M	Year ended 30 June 2018 US$M
Net operating cash flows	565	350	900
Net investing cash flows(1)	(443)	(301)	(861)
Net financing cash flows(2)	(13)	(27)	(40)

Net increase/(decrease) in cash and cash equivalents from Discontinued operations	109	22	(1)

Net proceeds received from the sale of Onshore US	7,028	–	–
Less Cash and cash equivalents	(104)	–	–

Proceeds from divestment of Onshore US, net of its cash	6,924	–	–

Total cash impact	7,033	22	(1)

(1)

Includes purchases of property, plant and equipment of US$443 million related to drilling and development expenditure (31 December 2017: US$335 million; 30 June 2018: US$900 million) less proceeds from sale of assets of US$ nil (31 December 2017: US$35 million; 30 June 2018: US$39 million), and other investing outflows of US$ nil (31 December 2017: US$1 million; 30 June 2018: US$ nil).

(2)

Includes net repayment of interest bearing liabilities of US$6 million (31 December 2017: US$2 million; 30 June 2018: US$4 million), distribution to non-controlling interests of US$ nil (31 December 2017: US$6 million; 30 June 2018: US$14 million) and dividends paid to non-controlling interests of US$7 million (31 December 2017: US$19 million; 30 June 2018: US$22 million).

Net loss on disposal of Discontinued operations

Details of the net loss on disposal is presented in the table below:

2018 US$M
Assets
Cash and cash equivalents	104
Trade and other receivables	562
Other financial assets	32
Inventories	34
Property, plant and equipment	10,998
Intangible assets	667

Total assets	12,397

Liabilities
Trade and other payables	796
Provisions	493

Total liabilities	1,289

Net assets	11,108

Less non-controlling interest share of net assets disposed	(168)

BHP Share of net assets disposed	10,940

Gross consideration	10,590
Less transaction costs	(60)
Income tax expense	(87)

Net loss on disposal	(497)

Exceptional items – Discontinued operations

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the financial statements.

Half year ended 31 December 2018

There were no exceptional items related to Discontinued operations for the half year ended 31 December 2018.

Items related to Discontinued operations included within the Group’s profit for the half year ended 31 December 2017 are detailed below:

Half year ended 31 December 2017	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
US tax reform	–	492	492

Total	–	492	492

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	–	492	492

Items related to Discontinued operations included within the Group’s profit for the year ended 30 June 2018 are detailed below:

Year ended 30 June 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
US tax reform	–	492	492
Impairment of Onshore US assets	(2,859)	109	(2,750)

Total	(2,859)	601	(2,258)

Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(2,859)	601	(2,258)

14.	Subsequent events

Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Directors’ Report

The Directors present their report together with the half year financial statements for the half year ended 31 December 2018 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operated and non-operated assets, the results of those operations during the half year ended 31 December 2018 and likely future developments are given on pages 1 to 24. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

Due to the international scope of the Group’s operated and non-operated assets and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations over the next six months. The principal risks affecting the Group are described on pages 27 to 35 of the Group’s Annual Report for the year ended 30 June 2018 (a copy of which is available on the Group’s website at www.bhp.com) and are summarised below. There are no material changes in those risk factors for the six months of this financial year except to the extent described in note 12 ‘Significant events – Samarco dam failure’ of the half year financial statements, updates in relation to the sale of our Onshore US assets and the ‘Outlook’ section.

• Fluctuations in commodity prices (including sustained price shifts) and impacts of ongoing global economic volatility may negatively affect our results, including cash flows and asset values	• We may not fully recover our investments in mining, oil and gas assets, which may require financial write-downs

• Our financial results may be negatively affected by exchange rate fluctuations	• The commercial counterparties with whom we transact with may not meet their obligations, which may negatively affect our results

• Reduction in Chinese demand may negatively impact our results	• Unexpected natural and operational catastrophes may adversely impact our assets, functions or people

•  Actions by governments, or courts, regulatory change, political events or alleged compliance breaches in the countries in which we operate or assets in which we have an interest could have a negative impact on our business

• Information technology and operational technology services are subject to cybersecurity risks and threats that may materially affect our business and reputation

• Failure to discover or acquire new resources, maintain reserves or develop new assets could negatively affect our future results and financial condition

•  Our potential liability from litigation and other actions resulting from the Samarco dam failure is subject to significant uncertainty and cannot be reliably estimated at this time, but could have a material adverse impact on our business

• Potential changes to our portfolio of assets through merger, acquisition and divestment activity may have a material adverse effect on our future results and financial condition	• Cost pressures and reduced productivity could negatively impact our operating margins and expansion plans

• Increased costs and schedule delays may adversely affect our development projects

•  Non-operated joint ventures have their own management and operating standards, joint venture partners or other companies managing those non-operated joint ventures may take action contrary to our standards or fail to adopt standards equivalent to BHP’s standards, and commercial counterparties may not comply with our standards

• If our liquidity and cash flow deteriorate significantly, it could adversely affect our ability to fund our major capital programs	• Safety, health, environmental and community impacts, incidents or accidents may adversely affect our people, assets and reputation or licence to operate

Dividend

Full details of dividends are given on page 11.

Board of Directors

The Directors of BHP at any time during or since the end of the half year are:

Ken MacKenzie – Chairman since September 2017 (a Director since September 2016)

Andrew Mackenzie – an Executive Director since May 2013

Terry Bowen – a Director since October 2017

Malcolm Broomhead – a Director since March 2010

Anita Frew – a Director since September 2015

Carolyn Hewson – a Director since March 2010

Lindsay Maxsted – a Director since March 2011

John Mogford – a Director since October 2017

Wayne Murdy – a Director from June 2009 to November 2018

Shriti Vadera – a Director since January 2011

Auditor’s independence declaration

KPMG in Australia are the auditors of BHP Group Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 53 and forms part of this Directors’ Report.

Rounding of amounts

BHP Group Limited is an entity to which Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 dated 24 March 2016 applies. Amounts in the Directors’ Report and half year financial statements have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

Signed in accordance with a resolution of the Board of Directors.

Ken MacKenzie – Chairman

Andrew Mackenzie – Chief Executive Officer

Dated this 19th day of February 2019

Directors’ Declaration of Responsibility

The half year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Group Limited and BHP Group Plc, the Directors declare that:

(a)

in the Directors’ opinion and to the best of their knowledge, the half year financial statements and notes, set out on pages 25 to 49, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the AASB, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii)	giving a true and fair view of the financial position of the Group as at 31 December 2018 and of its performance for the half year ended on that date;

(b)	to the best of the Directors’ knowledge, the Directors’ Report, which incorporates the Review of Operations on pages 1 to 24, includes a fair review of the information required by:

(i)

DTR4.2.7R of the Disclosure Guidance and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii)

DTR4.2.8R of the Disclosure Guidance and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and

(c)	in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Group Limited, BHP Group Plc and the Group will be able to pay its debts as and when they become due and payable.

Signed on behalf of the Directors in accordance with a resolution of the Board of Directors.

Ken MacKenzie – Chairman

Andrew Mackenzie – Chief Executive Officer

Dated this 19th day of February 2019

Lead Auditor’s Independence Declaration under Section 307C of the Australian Corporations Act 2001

To: the Directors of BHP Group Limited

I declare that, to the best of my knowledge and belief, in relation to the review of BHP Group Limited for the half year ended 31 December 2018 there have been:

i.	no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and

ii.	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Group Limited and the entities it controlled during the financial period.

KPMG

Anthony Young

Partner

Melbourne

19 February 2019

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.

KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

Independent Review Report

Independent Auditors’ review report of KPMG LLP (‘KPMG UK’) to the members of BHP Group Plc and of KPMG (‘KPMG Australia’) to the members of BHP Group Limited

Conclusions

For the purposes of these reports, the terms ‘we’ and ‘our’ denote KPMG UK in relation to UK responsibilities and reporting obligations to the members of BHP Group Plc, and KPMG Australia in relation to Australian responsibilities and reporting obligations to the members of BHP Group Limited.

BHP (‘the Group’) consists of BHP Group Plc, BHP Group Limited and the entities they controlled during the half year ended 31 December 2018.

We have reviewed the accompanying condensed financial statements of the Group for the half year ended 31 December 2018 (‘half year financial statements’), which comprise the Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Changes in Equity, Notes 1 to 14 comprising a summary of significant accounting policies and other explanatory information. KPMG Australia considers the Directors’ Declaration to be part of the half year financial statements when forming its conclusion.

Review conclusion by KPMG UK

Based on our review, nothing has come to our attention that causes us to believe that the half year financial statements for the six months ended 31 December 2018 are not prepared, in all material respects, in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (‘EU’), and the Disclosure Guidance and Transparency Rules (‘the DTR’) of the United Kingdom’s Financial Conduct Authority (‘the UK FCA’).

Review conclusion by KPMG Australia

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial statements, including the Directors’ Declaration, of the Group are not in accordance with the Australian Corporations Act 2001, including:

(a)	Giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its performance for the half year ended on that date; and

(b)	Complying with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Australian Corporations Regulations 2001.

Scope of review

KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ (‘ISRE 2410’) issued by the Auditing Practices Board for use in the UK. We read the other information contained in the half year financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the half year financial statements.

KPMG Australia conducted its review in accordance with Auditing Standard on Review Engagements ASRE 2410 ‘Review of a Financial Report Performed by the Independent Auditor of the Entity’ (‘ASRE 2410’), as issued by the Australian Auditing and Assurance Standards Board. As the auditor of BHP Group Limited, ASRE 2410 requires that KPMG Australia complies with the ethical requirements relevant to the audit of the annual consolidated financial statements.

A review of half year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

The impact of uncertainties due to the UK exiting the European Union on our review

Uncertainties related to the effects of Brexit are relevant to understanding our review of the half year financial statements. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. An interim review cannot be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Directors’ responsibilities

The Directors are responsible for preparing the half year financial report which gives a true and fair view in accordance with:

•	The DTR of the UK FCA, and under those rules, in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU; and

•

Australian Accounting Standards and the Australian Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Respective responsibilities of KPMG UK and KPMG Australia

KPMG UK’s responsibility is to express a conclusion on the half year financial statements in the half year financial report based on our review.

KPMG Australia’s responsibility is to express a conclusion on the half year financial statements, including the Directors’ Declaration based on our review.

The purpose of our review work and to whom we owe our responsibilities

KPMG UK’s report is made solely to BHP Group Plc’s members, as a body, in accordance with the terms of KPMG UK’s engagement to assist BHP Group Plc in meeting the requirements of the DTR of the UK FCA.

KPMG Australia’s report is made solely to BHP Group Limited’s members, as a body, in accordance with the Australian Corporations Act 2001. KPMG Australia has performed an independent review of the half year financial statements, including the Directors’ Declaration, in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes KPMG Australia believe that the half year financial statements, including the Directors’ Declaration, are not in accordance with the Australian Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2018 and its performance for the half year ended on that date; and complying with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Australian Corporations Regulations 2001.

Our review work has been undertaken so that we might state to the members of each BHP Group Plc and BHP Group Limited those matters we are required to state to them in this report, and the further matters we are required to state to them in accordance with the terms agreed with each company, and for no other purpose. Accordingly, each of KPMG UK and KPMG Australia makes the following statement: to the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our review work, for our report, or for the conclusions we have reached.

Independence

In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.

Michiel Soeting

For and behalf of KPMG LLP

Chartered Accountants

London

19 February 2019

KPMG

Anthony Young

Partner

Melbourne

19 February 2019

KPMG, an Australian partnership and KPMG LLP, a UK limited liability partnership, are member firms of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.

KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

BHP

BHP

Alternative performance

measures

Half year ended

31 December 2018

Alternative performance measures

We use various alternative performance measures (APMs) to reflect our underlying financial performance.

These indicators are not defined or specified under the requirements of IFRS, but are derived from the financial statements prepared in accordance with IFRS. The APMs are consistent with how management review financial performance with the Board and the investment community.

The glossary section outlines why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of, or as a substitute for statutory measures as an indicator of actual operating performance.

The following tables provide reconciliations between the APMs and their nearest respective IFRS measure. Unless otherwise noted, information in this section has been presented on a total operations basis (including Onshore US).

Exceptional items

To improve the comparability of underlying financial performance between reporting periods some of our APMs adjust the relevant IFRS measures for exceptional items. Refer to the Group’s 31 December 2018 financial report for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and amount is considered material to the financial statements. The exceptional items included within the Group’s profit from Continuing and Discontinued operations for the half year are detailed below.

Half year ended 31 December	2018 US$M	2017 US$M
Continuing operations
Revenue	–	–
Other income	–	–
Expenses excluding net finance costs, depreciation, amortisation and impairments	(33)	(29)
Depreciation and amortisation	–	–
Net impairments	–	–
Profit/(loss) from equity accounted investments, related impairments and expenses	(117)	(137)

Profit/(loss) from operations	(150)	(166)

Financial expenses	(60)	(44)
Financial income	–	–

Net finance costs	(60)	(44)

Profit/(loss) before taxation	(210)	(210)

Income tax benefit/(expense)	242	(2,320)
Royalty-related taxation (net of income tax benefit)	–	–

Total taxation benefit/(expense)	242	(2,320)

Profit/(loss) after taxation from Continuing operations	32	(2,530)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	–	492

Profit/(loss) after taxation from Continuing and Discontinued operations	32	(2,038)

Total exceptional items attributable to non-controlling interests	–	–
Total exceptional items attributable to BHP shareholders	32	(2,038)

Exceptional items attributable to BHP shareholders per share (US cents)	0.6	(38.2)

Weighted basic average number of shares (Million)	5,303	5,323

APMs derived from Consolidated Income Statement

Underlying attributable profit

Half year ended 31 December	2018 US$M	2017 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	3,764	2,015
Total exceptional items attributable to BHP shareholders(1)	(32)	2,038

Underlying attributable profit	3,732	4,053

(1)	Refer to Exceptional items for further information.

Underlying attributable profit – Continuing operations

Half year ended 31 December	2018 US$M	2017 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	3,764	2,015
Loss/(profit) attributable to members of BHP for Discontinued operations	300	(146)
Total exceptional items attributable to BHP shareholders(1)	(32)	2,038
Total exceptional items attributable to BHP shareholders for Discontinued operations(1)	–	492

Underlying attributable profit – continuing operations	4,032	4,399

(1)	Refer to Exceptional items for further information.

Underlying basic earnings per share

Half year ended 31 December	2018 US cents	2017 US cents
Basic earnings per ordinary share	71.0	37.9
Exceptional items attributable to BHP shareholders per share(1)	(0.6)	38.2

Underlying basic earnings per ordinary share	70.4	76.1

(1)	Refer to Exceptional items for further information.

Underlying EBITDA

Half year ended 31 December	2018 US$M	2017 US$M
Profit from operations	7,333	7,165
Exceptional items included in profit from operations(1)	150	166

Underlying EBIT	7,483	7,331

Depreciation and amortisation expense	2,888	3,206
Net impairments	168	299
Exceptional item included in Depreciation, amortisation and impairments(1)	–	–

Underlying EBITDA	10,539	10,836

(1)	Refer to Exceptional items for further information.

Underlying EBITDA margin

Half year ended 31 December 2018 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Total Group
Revenue – Group production	3,203	4,475	7,396	4,512	523	20,109
Revenue – Third party products	–	594	22	–	17	633

Revenue	3,203	5,069	7,418	4,512	540	20,742

Underlying EBITDA – Group production	2,258	1,911	4,328	2,025	(9)	10,513
Underlying EBITDA – Third party products	–	13	13	–	–	26

Underlying EBITDA	2,258	1,924	4,341	2,025	(9)	10,539

Segment contribution to the Group’s Underlying EBITDA(1)	22%	18%	41%	19%		100%
Underlying EBITDA margin(2)	70%	43%	59%	45%		52%

Half year ended 31 December 2017 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Total Group
Revenue – Group production	2,571	5,451	7,193	4,047	539	19,801
Revenue – Third party products	10	681	28	–	6	725

Revenue	2,581	6,132	7,221	4,047	545	20,526

Underlying EBITDA – Group production	1,634	3,172	4,301	1,790	(90)	10,807
Underlying EBITDA – Third party products	(1)	23	6	–	1	29

Underlying EBITDA	1,633	3,195	4,307	1,790	(89)	10,836

Segment contribution to the Group’s Underlying EBITDA(1)	15%	29%	40%	16%		100%
Underlying EBITDA margin(2)	64%	58%	60%	44%		55%

(1)	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
(2)	Underlying EBITDA margin excludes Third party products.

APMs derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Half year ended 31 December	2018 US$M	2017 US$M
Capital expenditure (purchases of property, plant and equipment)	2,661	2,078
Add: Exploration expenditure	397	464

Capital and exploration expenditure (cash basis) – Continuing operations	3,058	2,542

Capital and exploration expenditure – Discontinued operations	443	335

Capital and exploration expenditure (cash basis) – Total operations	3,501	2,877

Free cash flow

Half year ended 31 December	2018 US$M	2017 US$M
Net operating cash flows	7,274	7,343
Net investing cash flows	3,330	(2,446)

Free cash flow	10,604	4,897

Free cash flow – Continuing operations

Half year ended 31 December	2018 US$M	2017 US$M
Net operating cash flows from Continuing operations	6,709	6,993
Net investing cash flows from Continuing operations	(3,151)	(2,145)

Free cash flow – Continuing operations	3,558	4,848

APMs derived from Consolidated Balance Sheet

Net debt and gearing ratio

	31 Dec 2018 US$M	30 June 2018 US$M
Interest bearing liabilities – Current	1,527	2,736
Interest bearing liabilities – Non current	23,938	24,069

Total interest bearing liabilities	25,465	26,805

Less: Cash and cash equivalents	15,575	15,871

Net debt	9,890	10,934

Net assets	55,316	60,670

Gearing	15.2%	15.3%

Net debt waterfall

Half year ended 31 December	2018 US$M	2017 US$M
Net debt at the beginning of the period	(10,934)	(16,321)

Net operating cash flows	7,274	7,343
Net investing cash flows	3,330	(2,446)
Net financing cash flows	(11,098)	(7,059)

Net decrease in cash and cash equivalents from Continuing and Discontinued operations	(494)	(2,162)

Carrying value of interest bearing liability repayments	1,589	3,419

Interest rate movements	(111)	(5)
Foreign exchange impacts on debt	268	(662)
Foreign exchange impacts on cash	(220)	331
Others	12	(11)

Non-cash movements	(51)	(347)

Net debt at the end of the period	(9,890)	(15,411)

Net operating assets (NOA)

	31 Dec 2018 US$M	31 Dec 2017 US$M
Net assets	55,316	62,161

Less: Non-operating assets
Cash and cash equivalents	(15,575)	(12,322)
Trade and other receivables(1)	(44)	(162)
Other financial assets(2)	(899)	(1,268)
Current tax assets	(92)	(97)
Deferred tax assets	(3,849)	(4,355)
Assets related to Onshore US divestment(3)	(3,500)	(13,701)

Add: Non-operating liabilities
Trade and other payables(4)	294	300
Interest bearing liabilities	25,465	27,733
Other financial liabilities(5)	1,272	716
Current tax payable	1,101	1,438
Non-current tax payable	136	134
Deferred tax liabilities	3,381	3,526
Liabilities related to Onshore US divestment(3)	200	–

Net operating assets	63,206	64,103

(1)	Represents loans to associates and accrued interest receivable included within other receivables.
(2)	Represents cross currency and interest rate swaps, forward exchange contracts and investment in shares and other investments.
(3)	Represents assets and liabilities related to Onshore US divestment mainly comprising deferred consideration receivable from BP.
(4)	Represents accrued interest payable included within other payables.
(5)	Represents cross currency and interest rate swaps and forward exchange contracts.

Other APMs

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for half year ended December 2018 and relates them back to our Consolidated Income Statement.

	Revenue US$M	Total expenses, Other income and Profit/(loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Half year ended 31 December 2017
Revenue	20,526
Other income		123
Expenses excluding net finance costs		(13,697)
Profit from equity accounted investments, related impairments and expenses		213

Total other income, expenses excluding net finance costs and Profit from equity accounted investments, related impairments and expenses		(13,361)

Profit from operations			7,165
Depreciation, amortisation and impairments				3,505
Exceptional items				166

Underlying EBITDA					10,836

Change in sales prices	166	(134)	32	–	32
Price-linked costs	–	(173)	(173)	–	(173)

Net price impact	166	(307)	(141)	–	(141)

Productivity volumes	264	(214)	50	–	50
Growth volumes	(72)	(23)	(95)	–	(95)

Changes in volumes	192	(237)	(45)	–	(45)

Operating cash costs	–	(606)	(606)	–	(606)
Exploration and business development	–	(1)	(1)	–	(1)

Change in controllable cash costs	–	(607)	(607)	–	(607)

Exchange rates	(53)	727	674	–	674
Inflation on costs	–	(206)	(206)	–	(206)
Fuel and energy	–	(158)	(158)	–	(158)
Non-cash	–	124	124	–	124
One-off items	–	–	–	–	–

Change in other costs	(53)	487	434	–	434

Asset sales	–	20	20	–	20
Ceased and sold operations	3	42	45	–	45
Other	(92)	89	(3)	–	(3)

Depreciation, amortisation and impairments	–	449	449	(449)	–
Exceptional items	–	16	16	(16)	–

Half year ended 31 December 2018
Revenue	20,742
Other income		170
Expenses excluding net finance costs		(13,695)
Profit from equity accounted investments, related impairments and expenses		116

Total other income, expenses excluding net finance costs and Profit from equity accounted investments, related impairments and expenses		(13,409)

Profit from operations			7,333
Depreciation, amortisation and impairments				3,056
Exceptional items				150

Underlying EBITDA					10,539

Underlying return on capital employed (ROCE)

Half year ended 31 December	2018 US$M	2017 US$M
Profit after taxation from Continuing and Discontinued operations	4,149	2,574
Exceptional items(1)	(32)	2,038

Subtotal	4,117	4,612
Adjusted for:
Net finance costs	533	658
Exceptional items included within net finance costs(1)	(60)	(44)
Income tax expense on net finance costs	(159)	(207)

Profit after taxation excluding net finance costs and exceptional items	4,431	5,019

Annualised Profit after taxation excluding net finance costs and exceptional items	8,862	10,038

Net assets at the beginning of the period	60,670	62,726
Net debt at the beginning of the period	10,934	16,321

Capital employed at the beginning of the period	71,604	79,047

Net assets at the end of the period	55,316	62,161
Net debt at the end of the period	9,890	15,411

Capital employed at the end of the period	65,206	77,572

Average capital employed	68,405	78,310

Underlying Return on Capital Employed	13.0%	12.8%

(1)	Refer to Exceptional items for further information

Underlying return on capital employed (ROCE) by segment

Half year ended 31 December 2018 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Total Continuing	Onshore US	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	1,357	799	5,216	2,305	(240)	9,437	(575)	8,862
Average capital employed	9,000	22,278	16,386	8,721	6,661	63,046	5,359	68,405

Underlying Return on Capital Employed	15%	4%	32%	26%	–	15%	–	13.0%

Half year ended 31 December 2017 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Total Continuing	Onshore US		Total Group
Annualised profit after tax excluding net finance costs and exceptional items	586	3,446	4,839	2,198	(431)	10,638	(600)		10,038
Average capital employed	8,454	23,057	16,846	8,863	5,365	62,585	15,725		78,310

Underlying Return on Capital Employed	7%	15%	29%	25%	–	17%	(4%	)	12.8%

Underlying return on capital employed (ROCE) by asset

Half year ended 31 December 2018 US$M	Antamina	Queensland Coal	Western Australia Iron Ore	New South Wales Energy Coal	Conventional Petroleum	Cerrejon	Escondida	Pampa Norte	Potash	Olympic Dam	Other	Total Continuing	Onshore US	Total Group
Annualised profit after taxation excluding net finance costs and exceptional items	382	2,114	5,215	195	1,599	162	981	64	(128)	(358)	(789)	9,437	(575)	8,862
Average capital employed	1,264	7,034	17,705	848	8,596	870	11,990	1,999	3,784	7,114	1,842	63,046	5,359	68,405

Underlying Return on Capital Employed	30%	30%	29%	23%	19%	19%	8%	3%	(3%)	(5%)	–	15%	–	13.0%

Half year ended 31 December 2017 US$M	Antamina	Queensland Coal	Western Australia Iron Ore	New South Wales Energy Coal	Conventional Petroleum	Cerrejon	Escondida	Pampa Norte	Potash	Olympic Dam	Other	Total Continuing	Onshore US	Total Group
Annualised profit after tax excluding net finance costs and exceptional items	524	1,782	4,834	277	848	189	2,516	514	–	(82)	(764)	10,638	(600)	10,038
Average capital employed	1,206	7,099	17,991	888	7,960	884	13,897	1,484	3,478	6,541	1,157	62,585	15,725	78,310

Underlying Return on Capital Employed	43%	25%	27%	31%	11%	21%	18%	35%	–	(1%)	–	17%	(4%)	12.8%

Glossary

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is a performance indicator against which short- term incentive outcomes for our senior executives are measured. It is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.

Underlying basic earnings per share	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.

Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources, along with Underlying EBITDA margin.	Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense.
Underlying EBITDA margin		Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.

Underlying EBIT	Used to help assess current operational profitability excluding finance costs and taxation expense which are managed at the Group level.	Earnings before net finance costs, taxation expense, discontinued operations and any exceptional items.

Capital and exploration expenditure	Represents the total outflows of our operational investing expenditure and is used as part of our Capital Allocation Framework for the most efficient deployment of capital.	Purchases of property, plant and equipment and exploration expenditure.

Free cash flow	Reflects our operational cash performance inclusive of investment expenditure which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders. It is a key measure used as part of our Capital Allocation Framework.	Net operating cash flows less net investing cash flows.

Net debt	Net debt shows the economic position of gross debt offset by cash immediately available to pay debt if required. It is also used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.	Interest bearing liabilities less cash and cash equivalents for the Group at the reporting date.
Gearing ratio		Ratio of net debt to net debt plus net assets.

Net operating assets	Enables a clearer view of the physical assets deployed to generate earnings by highlighting the net operating assets of the business from the financing and tax balances. This helps provide a meaningful indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our debt and tax balances.

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Annualised attributable profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half-year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense excluding exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.

Unit cost	Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non controllable factors to enhance comparability between the Group’s assets.

Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight and other costs, depending on the nature of each asset. Freight is excluded to provide a similar basis of comparison to our peer group.

Conventional petroleum unit costs exclude:

•  Exploration, development and evaluation expense as these costs do not represent our cost performance in relation to current production and provides a similar basis of comparison to our peer group;

•  Other costs that do not represent underlying cost performance of the business.

Escondida unit costs exclude:

•  By-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

WAIO, Queensland Coal and NSWEC unit cash costs exclude royalties as these are costs which are not deemed to be under the Group’s control, and exclusion provides a similar basis of comparison to our peer group.

The method of calculation of the principal factors that affect the period on period movements of Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Productivity volumes	Change in sales volumes for each operation not included in the Growth category from the prior period to the current period, multiplied by the prior year Underlying EBITDA margin.

Growth volumes	Volume – Growth comprises: (1) Underlying EBITDA for operations that are new or acquired in the current period minus Underlying EBITDA for operations that are new or acquired in the prior period; (2) Change in sales volumes for operations identified as a Growth project from the prior period to the current period multiplied by the prior year Underlying EBITDA margin; and (3) Change in sales volumes for our petroleum assets from the prior period to the current period multiplied by the prior year Underlying EBITDA margin.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel and energy	Fuel and energy expense in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.

Share of operating profit from equity accounted investments	Share of operating profit from equity accounted investments for the current period minus share of operating profit from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.

Productivity comprises changes in controllable cash costs, changes in volumes attributed to productivity and changes in capitalised exploration (being capitalised exploration in the current period less capitalised exploration in the prior period as reported in the cash flow statement).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 19, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary